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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

AMERICAN APPAREL, INC.
(Name of Registrant as Specified in its charter)

DELAWARE	001-32697	20-3200601
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

747 Warehouse Street
Los Angeles, CA 90021-1106
(Address of principal executive offices)

213-488-0226
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

AMERICAN APPAREL, INC.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF AMERICAN APPAREL, INC.

 GENERAL

        This Information Statement is being mailed commencing on or about July 23, 2014 by American Apparel, Inc. (the "Company", "American Apparel", "we", "us", or "our") to holders of record of the Company's common stock, par value $0.0001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement is being sent as notice of a proposed change of a majority of the Company's directors.

        On July 9, 2014, the Company entered into a Nomination, Standstill and Support Agreement (the "Support Agreement") with Standard General L.P. ("Standard General"), Standard General Master Fund L.P., P Standard General Ltd. and Dov Charney (collectively with Standard General, the "Standard General Group"). The Support Agreement relates to, among other things, the composition of the Company's Board of Directors (the "Board"), the provision by Standard General of financial support to the Company in an aggregate amount up to $25 million, and the creation of a special committee of the Board to oversee the continuing investigation into alleged misconduct by Dov Charney. The Standard General Group also agreed to certain standstill and voting limitations, and Standard General affirmed its commitment to the Company's core values, including the Company's sweatshop-free, "Made in the USA" manufacturing philosophy and maintaining the Company's manufacturing headquarters in Los Angeles, California.

Board Matters

        Pursuant to letters of resignation dated as of July 9, 2014 and delivered in connection with the Support Agreement, five (5) of the seven (7) current members of the Board have irrevocably resigned, effective ten (10) days following the filing of this Information Statement (the "Change of Board Date"). Allan Mayer and David Danziger will remain as independent directors, and each will continue to serve as Co-Chairman of the Board. Immediately after the effectiveness of such resignations, Messrs. Mayer and Danziger will appoint the following individuals to fill the vacancies on the Board resulting from such resignations: David Glazek, designated by Standard General, to serve as a Class A director of the Company (the "Class A Designee"), Thomas J. Sullivan, designated by Standard General to serve as a Class B director of the Company (the "Class B Designee"), and Colleen B. Brown and Joseph Magnacca, each mutually agreed between Standard General and the Company to serve as Class C directors of the Company (the "Joint Designees" and, together with the Class A Designee and the Class B Designee, the "New Board Designees"). Under the terms of the Support Agreement, Standard General has the ability to designate an additional individual to serve as a director of the Company, but as of the time of this Information Statement, such designee has not been determined. As promptly as practicable following the Change of Board Date, such additional designee shall be appointed to serve as a Class B director of the Company (together with David Glazek and Thomas J. Sullivan, the "Standard General Designees").

        The Standard General Group has represented that each New Board Designee (other than David Glazek) is not affiliated with and does not have any material relationship with Standard General and is not affiliated with and does not have any relationship with Mr. Charney.

        The Support Agreement provides that Mr. Charney, who has irrevocably resigned from the Board, effective as of the Change of Board Date, will not serve as a Board member or be nominated by the Company or Standard General as a Board member.

        The Board's Nominating and Corporate Governance Committee has determined each of the New Board Designees (other than David Glazek, with respect to whom no determination has yet been made) qualifies as an independent director under the rules of the NYSE MKT LLC. In making this determination with respect to Thomas Sullivan, the Nominating and Corporate Governance Committee considered that Mr. Sullivan serves as a member of the board of directors of Media General, Inc. ("Media General"), and that Soohyung Kim, Chief Executive Officer of Standard General, also serves as a member of the board of directors of Media General. In making this determination with respect to Joseph Magnacca, the Committee considered that Mr. Magnacca currently serves as Chief Executive Officer of RadioShack Corporation ("RadioShack"), and that Standard General is the beneficial owner of approximately 9.8% of the outstanding common stock of RadioShack.

Investigation

        On June 18, 2014, the Board voted to replace Dov Charney as Chairman of the Board and notified him of its intent to terminate his employment as President and CEO for cause. The Support Agreement provides that the Company will form a new special committee (the "Suitability Committee") of the Board for the purpose of overseeing the continuing investigation into alleged misconduct by Mr. Charney (the "Investigation"). The members of the Suitability Committee will be David Danziger as well as one Standard General Designee and one Joint Designee (each to be named on or prior to the date of the formation of the Suitability Committee). Based on the findings of the Investigation, the Suitability Committee will determine whether it is appropriate for Mr. Charney to be reinstated as Chief Executive Officer of the Company or serve as an officer or employee of the Company or any of its subsidiaries.

        Mr. Charney agreed in the Support Agreement that he will not serve as Chief Executive Officer of the Company or serve as an officer or employee of the Company or any of its subsidiaries unless and until the Investigation is completed and, if applicable, the Suitability Committee makes a determination in favor of such service. Until the Suitability Committee makes its final determination, Mr. Charney will be entitled to receive his base salary as a consultant to the Company (without duplication of any payments received in connection with his employment agreement) and he will have no supervisory authority over any employees of the Company. Mr. Charney also agreed not to interfere with or attempt to influence the outcome of the Investigation or access the Company's computer systems.

Standstill

        Under the terms of the Support Agreement, each member of the Standard General Group agreed not to, until the completion of the 2015 Annual Meeting of Stockholders, purchase or acquire any additional beneficial ownership of shares of the Company's common stock (the "Common Stock"), solicit proxies or consents with respect to the Common Stock, form or join any group with respect to the Common Stock, present any proposal at a special meeting of stockholders or through action by written consent, seek the removal of any director or propose any nominee for election to the Board or grant any proxy or consent with respect to other matters. Furthermore, until the completion of the 2015 Annual Meeting of Stockholders, each member of the Standard General Group agreed not to effect or seek to effect any extraordinary corporate transaction, business combination, amendment to the Company's governance documents or certain other activities.

Other Agreements

        Other elements of the Support Agreement include:

  •
  Standard General agreed to provide additional capital or other financial support to the Company in an aggregate amount up to $25 million (i) to the extent necessary to permit the Company to repay amounts due under the Credit Agreement, dated as of May 22, 2013, by and among the Company, the facility guarantors party thereto, and Lion/Hollywood L.L.C. (including its affiliates, "Lion") (as amended) and amounts related thereto (or, if any such amounts previously have been repaid by the Company, replenishment of such amounts used to pay such amounts), and (ii) for any other purposes as the Board, following the director appointments referenced above, may determine are appropriate. Any such capital or financial support shall be provided on market terms reasonably agreed by Standard General and the Company unless Standard General accepts other terms. Standard General and the Company agreed to work together reasonably and in good faith to structure the terms and conditions of the provision of such additional capital or other financial support as soon as practicable, and in such a manner as to comply with applicable NYSE MKT LLC rules and applicable legal requirements (see "Certain Relationships and Related Party Transactions—Relationship with Lion" for subsequent developments);

  •
  The Standard General Group agreed, until the completion of the 2015 Annual Meeting of Stockholders, that, to the extent the Common Stock beneficially owned by the Standard General Group and certain of its affiliates exceeds 33 1/3 percent of the outstanding Common Stock at any Annual or Special Meeting of Stockholders or any adjournments or postponements thereof, the Standard General Group will cause any excess stock over such amount to be voted for any proposals or other business that comes before any such meeting in proportion to the votes for such proposals or other business cast by the other stockholders of the Company voting at such meeting;

  •
  Mr. Charney irrevocably withdrew his letter dated June 27, 2014, providing notice to the Company of his call of a special meeting of stockholders on September 25, 2014;

  •
  The Board agreed to amend and restate the Company's Bylaws to the form adopted on October 1, 2010, except that the size of the Board will be fixed at nine directors;

  •
  For so long as any Standard General Designee is a member of the Board, the Chairman of the Board will be an independent director and no single individual will serve as both Chairman of the Board and Chief Executive Officer;

  •
  The Company will use its reasonable best efforts to cause the election of each of the Standard General Designees and each of the Joint Designees as a director of the Company at the 2015 Annual Meeting of Stockholders; and

  •
  The parties agreed to certain mutual releases of claims.

        The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 9, 2014 and incorporated herein by reference.

        The New Board Designees will not be appointed as directors until the tenth day after this Information Statement is filed with the United States Securities and Exchange Commission (the "SEC") and transmitted to stockholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

        This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is being solicited or is required to be taken by the Company's stockholders.

 VOTING SECURITIES OF THE COMPANY

        As of July 2, 2014, there were 174,151,765 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information available to the Company as of July 14, 2014 concerning the number of shares of Common Stock owned beneficially by: (i) each person (including any group) known to us to own more than five percent (5%) of our issued and outstanding Common Stock based on statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act, (ii) each of our current directors and our Named Officers (as defined in "Compensation Discussion and Analysis" herein), (iii) our current executive officers and directors as a group, (iv) each person who is expected to serve as a director following the Change of Board Date and (v) our current executive officers and the expected directors following the Change of Board Date as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the business address of each of the directors and executive officers in this table is c/o American Apparel, Inc., 747 Warehouse Street, Los Angeles, California 90021.

Security Ownership of Five Percent Owners and Management

Name and Address of Beneficial Owner(10)	Amount and Nature of Beneficial Ownership		Percent of Class(10)
Lion/Hollywood L.L.C.(1) c/o Lion Capital (Americas) Inc. 100 Wilshire Blvd, Suite 1400 Santa Monica, CA 90401	24,511,023	(1)	12.34	%(1)
Standard General L.P.(2) 767 Fifth Avenue, 12th Floor New York, NY 10153	1,540,000	(2)	0.88	%(2)
John J. Luttrell(3)	1,478,962	(3)		*
Martin Bailey(4)	1,535,580	(4)		*
Glenn A. Weinman(5)	383,157	(5)		*
Adrian Taylor(6)	186,747	(6)		*
Dov Charney(7)	74,560,813	(7)	42.81	%(7)
William Mauer	196,408			*
Robert Greene	160,166			*
Allan Mayer(8)	159,166	(8)		*
David Danziger	119,420			*
Marvin Igelman	119,420			*
Alberto Chehebar	96,408			*
Current executive officers and directors as a group (10 persons)(9)	78,426,343	(9)	45.03	%(9)
Colleen B. Brown	0			*
David Glazek	0			*
Joseph Magnacca	0			*
Thomas J. Sullivan	0			*
Current executive officers and expected directors as a group (11 persons)(9)	77,853,941	(9)	44.70	%(9)

*
Less than one percent

(1)
According to the Schedule 13D filed on July 21, 2014, as of July 16, 2014, on behalf of Lion/Hollywood L.L.C., Lion Capital Fund II, L.P., Lion Capital (Guernsey) II Limited, Lion Capital Fund II B, L.P., Lion Capital Fund II SBS, L.P., Lion Capital General Partner II LLP, Lion Capital LLP, Lyndon Lea and Robert Darwent. This amount represents shares of Common Stock underlying warrants held by Lion/Hollywood L.L.C. Lion/Hollywood L.L.C. holds warrants exercisable to purchase a total of up to 24,511,022.66 shares of Common Stock. Upon exercise, the actual number of warrants issued would be rounded to the nearest whole numbers. See "Certain Relationships and Related Transactions—Relationship with Lion" below for further description of the warrants held by Lion/Hollywood L.L.C.

(2)
According to the Schedule 13D filed on July 18, 2014, as of July 16, 2014, on behalf of Standard General L.P., Standard General Master Fund L.P., P Standard General Ltd. and Soohyung Kim. This amount excludes 74,560,813 shares of Common Stock beneficially owned by Mr. Charney and subject to the Cooperation Agreement described in footnote 7 herein. As a result of a letter agreement dated June 25, 2014 and the transactions effected thereunder, Standard General L.P., Standard General Master Fund L.P., P Standard General Ltd., Soohyung Kim and Mr. Charney have formed a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act. Each of Standard General L.P., Standard General Master Fund L.P., P Standard General Ltd. and Soohyung Kim disclaims beneficial ownership of securities of the Company beneficially owned by the other persons and Mr. Charney, except to the extent of any pecuniary interest that he or it may have with respect thereto. If Standard General L.P. and its affiliates were deemed to beneficially own the 74,560,813 shares owned directly by Mr. Charney as a result of such arrangements, then the total number of shares of Common Stock beneficially owned would be 76,100,813, representing 43.70% of the shares of Common Stock outstanding as of July 2, 2014.

(3)
Includes 325,000 unvested shares and 700,000 vested options with an exercise price of $0.82.

(4)
Includes 333,333 unvested shares.

(5)
According to the Form 4 filed on May 20, 2014. Mr. Weinman served as Executive Vice President, General Counsel and Secretary of the Company as of the end of the 2013 fiscal year. As previously disclosed, Mr. Weinman resigned from his positions at the Company effective May 16, 2014.

(6)
According to the Form 4 filed on March 5, 2014. Mr. Taylor served as Vice President, Corporate Controller of the Company as of the end of the 2013 fiscal year. As previously disclosed, Mr. Taylor resigned from his position at the Company effective March 14, 2014.

(7)
According to the Schedule 13D/A filed on July 11, 2014. The reported shares include 27,351,407 shares of Common Stock which Mr. Charney purchased on June 27, 2014, pursuant to a letter agreement with Standard General dated as of June 25, 2014.

On July 9, 2014, Mr. Charney, and Standard General, on behalf of one or more of its funds, entered into a Cooperation Agreement, which provides, among other things that neither Mr. Charney nor Standard General will vote the 74,560,813 shares of Common Stock beneficially owned by Mr. Charney except in a manner approved by the parties in writing, provided that Mr. Charney may vote certain of such shares in favor of his election to the Board and may vote all such shares pursuant to the Investment Voting Agreement dated March 13, 2009, between Mr. Charney and Lion Capital (Guernsey) II Limited.

(8)
1,000 shares are held by a trust established for the benefit of Mr. Mayer and his family, of which Mr. Mayer is Trustee.

(9)
Excludes shares owned by Messrs. Weinman and Taylor as a result of their resignations from the Company.

(10)
This table is based upon 174,151,765 shares of Common Stock outstanding as of July 2, 2014 and upon information supplied by officers, directors and principal stockholders and contained in schedules filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Except as described in the footnotes herein and subject to applicable community property laws and similar laws, the Company believes that each person listed above has sole voting and investment power with respect to such shares.

If a person has the right to acquire shares of Common Stock subject to options and other convertible or exercisable securities, such as warrants, within 60 days of the date as of which the information is provided, then such shares are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. For stock awards granted to our executive officers, the total number of shares of Common Stock granted have been included in the table above even though those stock awards may be subject to vesting.

 BOARD AND OFFICER APPOINTMENTS

        Pursuant to the terms of the Support Agreement, on the Change of Board Date, Colleen B. Brown, David Glazek, Joseph Magnacca and Thomas J. Sullivan will be appointed to the Company's Board. Messrs. Mayer and Danziger will continue to serve as independent directors and Co-Chairmen of the Board. Dov Charney, Alberto Chehebar, Robert Greene, Marvin Igelman and William Mauer have irrevocably resigned from the Board, effective as of the Change of Board Date.

        Pursuant to the terms of the Support Agreement, the Suitability Committee will oversee the continuing investigation of alleged misconduct by Mr. Charney to determine whether it is appropriate under the circumstances for Mr. Charney, who as of the date of this Information Statement is suspended as Chief Executive Officer, to be reinstated as Chief Executive Officer or serve as an officer or employee of the Company or any of its subsidiaries. Mr. Luttrell currently serves as Interim Chief Executive Officer.

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth information regarding (i) our current executive officers and directors and (ii) our executive officers and directors following the Change of Board Date. Except with respect to the Support Agreement, there is no agreement or understanding between the Company and any current or proposed director pursuant to which he or she was selected as a director.

Name	Age	Current Position	Position Following Change of Board Date
Dov Charney	45	Chief Executive Officer (suspended) and Director	Chief Executive Officer (suspended)
John Luttrell	59	Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer	Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer
Martin Bailey	54	Chief Manufacturing Officer	Chief Manufacturing Officer
David Danziger	57	Director and Co-Chairman of the Board	Director and Co-Chairman of the Board
Allan Mayer	64	Director and Co-Chairman of the Board	Director and Co-Chairman of the Board
Alberto Chehebar	45	Director	None
Robert Greene	54	Director	None
Marvin Igelman	51	Director	None
William Mauer	72	Director	None
Colleen B. Brown	55	None	Director
David Glazek	36	None	Director
Joseph Magnacca	52	None	Director
Thomas J. Sullivan	51	None	Director

        Set forth below is a brief description of the background and business experience of the Company's executive officers, directors and key employees:

        Dov Charney served as Chairman of the Board and Chief Executive Officer of American Apparel from December 12, 2007 until June 18, 2014 when the Board removed him as Chairman of the Board and suspended him as Chief Executive Officer. He also served as President of American Apparel from December 2007 until October 2010. On July 9, 2014, Mr. Charney irrevocably resigned from his position as director, effective as of the Change of Board Date. The Suitability Committee will oversee the continuing investigation of alleged misconduct by Mr. Charney to determine whether it is appropriate under the circumstances for Mr. Charney to be reinstated as Chief Executive Officer or serve as an officer or employee of the Company or any of its subsidiaries. The Support Agreement provides that Mr. Charney will not serve as a Board member or be nominated by the Company or Standard General as a Board member.

        Prior to joining the Company, Mr. Charney served as founder, director, chief executive officer and president of American Apparel's predecessor companies since their formation in Columbia, South Carolina, in 1989. Mr. Charney is a graduate of Choate Rosemary Hall and attended Tufts University.

        Pursuant to the 2009 Investment Voting Agreement (described under "Certain Relationships and Related Transactions" herein), for so long as Lion has the right to designate any person or persons to the Board, Lion has agreed to vote its shares of Common Stock in favor of Mr. Charney each time Mr. Charney is nominated for election to the Board, provided that Lion's obligation to so vote terminates under certain circumstances as described under "Certain Relationships and Related Transactions—Relationship with Lion" herein.

        John J. Luttrell joined American Apparel as Executive Vice President and Chief Financial Officer in February 2011. On June 18, 2014, following the suspension of Mr. Charney, the Board appointed Mr. Luttrell as Interim Chief Executive Officer. Mr. Luttrell has over 14 years of experience in the retail industry. Prior to joining the Company, Mr. Luttrell was a partner at CFOs 2 Go Partners, a management consulting firm, since 2009. From 2007 to 2008, Mr. Luttrell served as Executive Vice President and Chief Financial Officer of Old Navy, Inc. Mr. Luttrell also served as Executive Vice President and Chief Financial Officer of The Wet Seal, Inc. from 2005 to 2007. Mr. Luttrell also worked at Cost Plus, Inc., where he served as Executive Vice President and Chief Financial Officer from 2004 to 2005, Senior Vice President and Chief Financial Officer from 2001 to 2004, and Vice President and Controller from 2000 to 2001. Mr. Luttrell is a graduate of Purdue University, where he received a Bachelor of Science degree in General Management and Accounting.

        Martin Bailey has been the Chief Manufacturing Officer of American Apparel since December 12, 2007. Prior to such time, Mr. Bailey had served as President of Manufacturing of American Apparel, Inc., a California corporation and predecessor to the Company, since 2002, overseeing operations of textile and apparel production and the planning, purchasing, sourcing, product development, quality-assurance and distribution departments, as well as nonrelated support departments. Having been in the apparel industry for over 30 years, Mr. Bailey brings to American Apparel a wealth of industry experience. He has managed manufacturing services and operations for companies such as Fruit of the Loom and Alstyle Apparel and has earned a reputation in the apparel industry for his ability to implement cost-effective programs and streamline and organize production growth. Mr. Bailey graduated from Campbellsville College with a B.S. in Business Administration.

        Tobias S. Keller joined American Apparel as Interim General Counsel in June 2014. As Interim General Counsel, Mr. Keller oversees all aspects of American Apparel's legal matters, including business transactions and securities law compliance. Mr. Keller maintains a law practice as a partner in Keller & Benvenutti LLP and is a principal in a consulting firm, Visitacion Group, LLC. From 2006 to 2013, Mr. Keller was a partner at Jones Day, where his practice focused on corporate law, restructurings, and bankruptcy litigation. Prior to joining Jones Day, Mr. Keller was a partner or shareholder at the law firms of Pachulski, Stang, Ziehl & Jones LLP and Murphy, Weir & Butler P.C. Mr. Keller graduated from Harvard College, magna cum laude, in 1985, and Stanford Law School in 1990.

        David Danziger was elected a director of American Apparel by the Board of Directors on June 24, 2011 and has served as Co-Chairman of the Board since June 18, 2014. Mr. Danziger is a Chartered Professional Accountant and the Senior Vice President of Assurance Services as well as the National Leader of Public Companies at MNP LLP ("MNP"), the 6th largest accounting firm in Canada. MNP is registered to audit public companies on all stock exchanges in North America. Mr. Danziger serves in both the audit function and as a compliance adviser to various public companies and private firms looking to become public both in Canada and in the USA. Mr. Danziger has over 25 years' experience in audit, accounting and management consulting. He is currently a Director for Eurotin Inc., Carpathian Gold Inc. and The Intertain Group Inc. Mr. Danziger is a member of an advisory committee to the Ontario Securities Commission on small to medium sized companies. Mr. Danziger graduated with a B.Comm. from the University of Toronto. The Nominating and Corporate Governance Committee and the Board of Directors each believes that Mr. Danziger's experience in the accounting and management consulting industries and his experience as a director of multiple companies, combined with the leadership skills and experiences of our other Board members, provides the Company with the perspectives and judgment necessary to guide the Company's strategy and monitor its execution.

        Allan Mayer was elected a director of American Apparel by the Board of Directors on December 12, 2007 and has served as Co-Chairman of the Board since June 18, 2014. Since October 2006, he has been a principal partner, member of the management committee, and head of the Strategic Communications Division of 42West LLC, a leading public relations firm. Previously, from 1997 until October 2006, Mr. Mayer was managing director and head of the entertainment practice at the nationally-known crisis communications firm Sitrick and Company. Mr. Mayer began his professional life as a journalist, working as a staff reporter for The Wall Street Journal; a writer, foreign correspondent and senior editor for Newsweek, and the founding editor (and later publisher) of Buzz magazine. He also served as editorial director of Arbor House Publishing Co. and senior editor of Simon & Schuster. Mr. Mayer has authored two books—Madam Prime Minister: Margaret Thatcher and Her Rise to Power (Newsweek Books, 1980) and Gaston's War (Presidio Press, 1987)—and is co-author, with Michael S. Sitrick, of Spin: How To Turn The Power of the Press to Your Advantage (Regnery, 1998). In addition, he has written for a wide variety of national publications, ranging from The New York Times Magazine to Vogue. Mr. Mayer is a recipient of numerous professional honors, including the National Magazine Award, the Overseas Press Club Citation of Excellence, and six William Allen White Awards. Mr. Mayer serves on the board of directors of Film Independent and has lectured on crisis management and communications at UCLA's Anderson School of Business and USC's Annenberg School of Communication. Mr. Mayer received his B.A. from Cornell University. The Nominating and Corporate Governance Committee and the Board of Directors each believes that Mr. Mayer's experience as member of management of a leading public relations firm and in a leadership position as managing director of a nationally known crisis communications firm, combined with the leadership skills and experiences of our other Board members, provides the Company with the perspectives and judgment necessary to guide the Company's strategy and monitor its execution.

        Alberto Chehebar became a director of American Apparel on February 17, 2012 and currently serves as a member of the Nominating and Corporate Governance Committee of the Board. On July 9, 2014, Mr. Chehebar irrevocably resigned from his position as director, effective as of the Change of Board Date.

        Mr. Chehebar is a founder of Stilotex S.A., a Colombia-based wholesale distributor of textiles, toys, home appliances, baby clothing and baby products, where he has served as a director since 1992. Additionally, since 2006, Mr. Chehebar has served as a partner and a director of Pepe Ganga, a Colombia-based retail chain that sells toys, clothing, and household, beauty, entertainment and sports products. Mr. Chehebar has also served as a partner and a director of Blu Logistics, a Colombia-based shipping and logistics company, since 2008. Mr. Chehebar is a graduate of Manhattanville College, where he received a Bachelor of Arts with a concentration in Sociology.

        Robert Greene became a director of American Apparel on December 12, 2007. On July 9, 2014, Mr. Greene irrevocably resigned from his position as director, effective as of the Change of Board Date.

        Mr. Greene is a bestselling author known for his books on business strategy. Since 2003, Mr. Greene has worked as a private consultant to several executives in businesses ranging from financial management to artists' agencies and film production. He has written four books: The 48 Laws of Power (1998, over 900,000 copies sold in the U.S., and translated into 21 languages); The Art of Seduction (2001); The 33 Strategies of War (2006) and The 50th Law (2009). He has worked in New York City as an editor and writer for several magazines, including Esquire, and in Hollywood as a story developer and writer. He has previously resided in London, England; Paris, France; and Barcelona, Spain. Mr. Greene attended the

University of California, Berkeley and the University of Wisconsin-Madison, where he received a B.A. in classical studies.

        Marvin Igelman was elected a director of American Apparel by the Board of Directors on June 24, 2011, and his election as a director became effective on July 1, 2011. On July 9, 2014, Mr. Igelman irrevocably resigned from his position as director, effective as of the Change of Board Date.

        Mr. Igelman served as a director and the Chief Strategy Officer of Poynt Corporation, a Canadian company that offers mobile location-based search services, from February 2010 to June 2011. Poynt Corporation filed for bankruptcy under Canadian law on July 5, 2012, and a receiver was appointed over that company on November 1, 2012. From May 2006 to February 2010, Mr. Igelman served as the Chief Executive Officer of Unomobi Incorporated, a mobile advertising and messaging platform he founded, which was acquired by Poynt Corporation in February 2010. From 2002 to 2006, Mr. Igelman served as a business development consultant for numerous technology companies, and established a number of other ventures, including founding Unomobi Incorporated. Mr. Igelman is a graduate of Toronto's Osgoode Hall Law School.

        William Mauer became a director of American Apparel on November 28, 2011 and currently serves as a member of the Audit Committee and Compensation Committee of the Board. On July 9, 2014, Mr. Mauer irrevocably resigned from his position as director, effective as of the Change of Board Date.

        Mr. Mauer has been a senior partner at the law firm of Lapin Mauer since 1986. He has practiced as an attorney for 44 years, specializing in Real Estate and Financial Transactions. Mr. Mauer has also served as Governor of Bar of Quebec since 2008. Additionally, he served as a director and audit committee member of Republic National Bank from 1983 to 2000. Mr. Mauer received his law degree from McGill University and his Bachelor of Arts from Concordia University.

        Colleen B. Brown has served as a director of TrueBlue, Inc. since July 2014 and a Managing Director, Newport Board Group since March 2014. In addition, she currently serves as a director of DataSphere Technologies, Inc. and of Port Blakely Companies. Prior to joining TrueBlue, Inc., Ms. Brown served as President and CEO of Fisher Communications, Inc. from 2005 to 2013 and as a director of Fisher Communications, Inc. from 2006 to 2013. From 2000 to 2004, she served as Senior Vice President of Belo Corporation. Earlier in Ms. Brown's career, she was President of the Television Division of Lee Enterprises from 1998 to 2000 and was President and General Manager of various companies at Gannett Co. Inc., a multinational media company, from 1980 to 1998. She also served on the board of Career Builder from 2000 to 2004 and on the board of Classified Ventures from 2000 to 2004. Ms. Brown holds a B.S. from the University of Dubuque and M.B.A. from the University of Colorado. Ms. Brown has extensive management, operations and business experience, as well as proven experience serving on the boards of public companies.

        David Glazek joined Standard General in 2008 and has been a Partner since 2012. Mr. Glazek currently serves as a director of North Atlantic Holding Company, Inc., a Manager of Standard Carbon LLC, and a board observer of Upstate Power Producers, Inc. Prior to joining Standard General, Mr. Glazek held investment banking positions at Lazard Freres & Co. LLC, where he focused on mergers and acquisitions and corporate restructurings. Mr. Glazek also worked at the law firm of Weil, Gotshal & Manges, LLP and at the Blackstone Group LP. Mr. Glazek holds a J.D. from Columbia Law School and a B.A. from the University of Michigan. Mr. Glazek has broad experience in investment research and analysis as well as experience addressing operational, transactional, and financing needs of companies, including Standard General investment portfolio companies.

        Joseph Magnacca has served as a director and Chief Executive Officer of RadioShack since February 2013. Prior to joining RadioShack, he served as President of Daily Living Products and Solutions of Walgreen Co. from 2011 to 2013. Mr. Magnacca also led the Walgreens Retail acquisition team, which acquired Alliance Boots in 2012. From July 2010 to March 2011, he served as President of Duane Reade Holdings, Inc., and from 2008 to 2010, he served as Senior Vice President and Chief Merchandising Officer of Duane Reade Holdings, Inc. Beginning in 2001 and until 2008, Mr. Magnacca held the position of

Executive Vice President of Shoppers Drug Mart Corporation. Mr. Magnacca has extensive marketing and merchandising experience as well as leadership and business skills.

        Thomas J. Sullivan has served as a director of Media General since November 2013. He has also served as a member of the advisory board of Millennium Custodial Trust since 2010 and a Trustee of Accredited Mortgage Loan REIT since 2009. Since 2009, Mr. Sullivan has been the Managing Partner of Smallwood Partners, LLC, a financial advisory services firm. Prior to the merger of Media General and New Young Broadcasting Holding Co. ("Young"), Mr. Sullivan was a member of the Board of Directors, as well as of the Audit, Compensation and Nominating Committees, of Young from January 2009 until November 2013. Mr. Sullivan held the position of Executive Chairman of Young from June 2012 until November 2013 and served as Senior Vice President, Finance and Chief Financial Officer in 2012. Mr. Sullivan's previous experience also includes serving as a Managing Director with Investcorp International, Inc., an international middle market private equity firm. Mr. Sullivan holds a B.B.S. from Villanova University. Mr. Sullivan has served on numerous boards for 20 years and has broad leadership, operational and financial restructuring experience as well as experience in the fields of private equity and capital markets.

TERM OF OFFICE

        Members of the Board hold office until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. Pursuant to the terms of the Support Agreement and subsequent designations thereunder, David Glazek will be appointed as a Class A director with a term expiring at the 2017 Annual Meeting of Stockholders, Thomas J. Sullivan will be appointed as a Class B director with a term expiring at the 2015 Annual Meeting of Stockholders, and Colleen B. Brown and Joseph Magnacca will be appointed as Class C directors with terms expiring at the 2016 Annual Meeting of Stockholders.

        Pursuant to the terms of the Support Agreement, the Suitability Committee will oversee the continuing investigation of alleged misconduct by Mr. Charney to determine whether it is appropriate under the circumstances for him to be reinstated as Chief Executive Officer or serve as an officer or employee of the Company or any of its subsidiaries. The Support Agreement provides that Mr. Charney will not serve as a Board member or be nominated by the Company or Standard General as a Board member.

CERTAIN LEGAL PROCEEDINGS

        On or around June 23, 2014, Mr. Charney submitted a demand in arbitration against American Apparel before the American Arbitration Association (the "AAA"). Mr. Charney's demand in arbitration asserted the following claims against American Apparel: (1) breach of employment agreement; (2) breach of the covenant of good faith and fair dealing; (3) retaliatory discharge; (4) violation of the Age Discrimination in Employment Act; (5) intentional infliction of emotional distress; (6) defamation; and (7) what Mr. Charney characterizes as "related claims." On July 9, 2014, the parties executed the Support Agreement (as described in "General" above), which provided for a stay of the arbitration that Mr. Charney commenced until the Suitability Committee makes a determination as to whether Mr. Charney may have any officer or employee role in the Company. American Apparel notified the AAA of the stay and has received confirmation that, at present, the arbitration has been placed in abeyance. Under the Support Agreement, if the Suitability Committee determines that Mr. Charney may be reinstated as Chief Executive Officer, and he is so reinstated, Mr. Charney agreed to promptly dismiss with prejudice all claims asserted or that could have been asserted by him in the arbitration (and not to bring future claims relating thereto in arbitration or litigation). If Mr. Charney is not so reinstated as Chief Executive Officer, Mr. Charney and the Company agreed in the Support Agreement that the prevailing party in connection with any arbitration or litigation proceeding brought by Mr. Charney against any released persons relating to allegations of wrongful dismissal and related matters shall be entitled to reimbursement for all reasonable legal fees and costs incurred in connection therewith.

        On July 11, 2014, in the Supreme Court of the State of New York, County of New York, Lion/Hollywood L.L.C. filed a lawsuit against the Company in the form of a motion for summary judgment in lieu of a complaint. The lawsuit, Lion/Hollywood L.L.C. v. American Apparel, Inc., No. 652122/2014 (N.Y. Sup. Ct.), alleged that the Company failed to pay approximately $9.9 million owed under a loan with Lion/Hollywood L.L.C., which allegedly became immediately due when Lion/Hollywood accelerated payment on the loan based on the Company's suspension of Mr. Charney as Chief Executive Officer. The lawsuit sought to recover approximately $9.9 million plus interest and the costs and expenses of collection. On July 15, 2014, Lion/Hollywood filed a notice of voluntary discontinuance, which discontinued the lawsuit without prejudice.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Under its charter, the Audit Committee is charged with reviewing the Company's policies relating to the avoidance of conflicts of interest and reviewing all related party transactions that are required to be disclosed pursuant to SEC Regulation S-K, Item 404, or any successor provision. Additionally, the Audit Committee is responsible for reviewing the Company's program to monitor compliance with the Company's Code of Ethics. The Company's Code of Ethics is applicable to all directors, officers and employees and provides examples of conflict of interest situations as including, but not limited to, the following: any significant ownership interest in any supplier or customer; any consulting or employment relationship with any customer, supplier or competitor; any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities with the Company; the receipt of money, non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings; being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any close relative; selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell; and any other circumstance, event, relationship or situation in which the personal interest of a person subject to the Code of Conduct interferes, or even appears to interfere, with the interests of the Company as a whole. In determining whether to approve or ratify a transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

        The following are the material transactions or agreements between the Company and related persons. The Audit Committee has approved or ratified all of these transactions with the exception of the Support Agreement, which is described in "General" above and was approved by a duly authorized committee of the Board. All dollar amounts in this section are in United States dollars unless stated otherwise.

        The disclosures of the transactions set forth under "Relationship with Dov Charney" below are based, in part, on representations from Mr. Charney regarding the nature and terms of such transactions. As discussed under "General—Investigation" above, the Board has initiated an investigation into alleged misconduct by Mr. Charney. The investigation is ongoing and will be overseen by the Suitability Committee, and the matters subject to the investigation include matters that could be required to be disclosed pursuant to SEC rules.

Relationship with Dov Charney

Suspension of Dov Charney; Support Agreement

        On June 18, 2014, the Board notified Mr. Charney of the Board's intent to terminate his employment for cause under Mr. Charney's employment agreement and suspended him as Chief Executive Officer. The Board also removed Mr. Charney as Chairman of the Board. On July 9, 2014, the Company, Mr. Charney and certain other parties entered into the Support Agreement described in more detail in "General." Pursuant to the terms of the Support Agreement, an independent committee of the Board shall determine whether it is appropriate for Mr. Charney to be reinstated as Chief Executive Officer or to serve as an officer or employee of the Company or any of its subsidiaries. Until such committee makes its final determination, Mr. Charney will be entitled to receive his base salary as a consultant to the Company (without duplication of any payments received in connection with his employment agreement) and he will have no supervisory authority over any employees of the Company. Mr. Charney also agreed not to interfere with or attempt to influence the outcome of the Investigation or access the Company's computer systems.

Charney Anti-Dilution Provision

        As of December 31, 2013, pursuant to the Charney Purchase Agreement, as amended, among other things, 20,415,800 shares of Common Stock were issuable to Dov Charney in three equal installments of one-third of the total amount, subject to meeting the applicable volume weighted average closing price ("VWAP") for 30 consecutive trading days, calculated as follows: (i) for the measurement period from April 16, 2012 to and including April 15, 2014, if the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $3.25 per share; (ii) for the measurement period from but not including April 16, 2014 to and including April 15, 2015, if the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $4.25 per share; and (iii) for the measurement period from but not including April 16, 2015 to and including April 15, 2016, the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $5.25 per share. Based on the trading price of the shares of Common Stock, the VWAP target for the first measurement period was not satisfied. As of July 16, 2014, the VWAP target for the second measurement period also had not been satisfied.

Personal Guarantees by Mr. Charney

        As of December 31, 2013, Dov Charney has personally guaranteed the obligations of American Apparel, aggregating up to $17,465,000 under seven property leases and $1,000,000 under two agreements with vendors.

Lease Agreement Between the Company and an Affiliate of Mr. Charney and Mr. Bailey

        American Apparel is party to an operating lease for its knitting facility with American Central Plaza, LLC, which expires in 2016. As of December 31, 2013, Dov Charney reported that he held an 18.75% ownership interest in American Central Plaza, LLC, while Martin Bailey, the Company's Chief Manufacturing Officer, held a 6.25% interest. The remaining members of American Central Plaza, LLC are not affiliated with the Company. Rent expense (including property taxes and insurance payments) related to this lease was $778,000, $830,000 and $622,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Payments to Morris Charney

        Morris Charney, Dov Charney's father ("Mr. M. Charney"), currently serves as a director of American Apparel Canada Wholesale Inc. and American Apparel Canada Retail Inc. Day-to-day operations of these two Canadian subsidiaries are handled by other employees of these subsidiaries, none of whom performs any policy making functions for the Company. Management of American Apparel sets the policies for American Apparel and its subsidiaries as a whole. Mr. M. Charney provided the initial funding for the founding of the predecessor to American Apparel in 1998, as well as subsequent additional financing, all remaining amounts of which were repaid during 2007. Mr. M. Charney does not perform any policy making functions for the Company or any of its subsidiaries. Instead, Mr. M. Charney only provides architectural consulting services primarily for stores located in Canada and, in limited cases, in the United States. During 2013 and the current year through June 30, 2014, Mr. M. Charney was paid architectural consulting and director fees amounting to $238,000 and $71,000, respectively for his services.

Relationship with Lion

        The following descriptions of the agreements among the Company, Lion and Mr. Charney are qualified in their respective entireties by reference to the respective agreements, as filed with the SEC, and the descriptions thereof included in the Company's Current Reports on Form 8-K.

Old Lion Credit Agreement

        On April 4, 2013, the Company repaid all amounts owed to Lion with respect to the credit agreement with Lion, entered into on March 13, 2009 (as amended, the "Old Lion Credit Agreement") and pursuant to which the Company had outstanding indebtedness of $109,680,000 as of December 31, 2012. The Company continues to be a party to certain warrants and other agreements entered into in connection with the Old Lion Credit Agreement, as described below. For more information regarding the Old Lion Credit Agreement and the repayment thereof, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements and Other Capital Resources—Lion Credit Agreement," Note 8 to the Consolidated Financial Statements in our 2012 Annual Report on Form 10-K and the Company's current report on Form 8-K filed on April 9, 2013.

New Lion Loan Agreement

        On May 22, 2013, the Company entered into a new loan agreement (as amended by that certain Amendment No. 1, dated as of November 29, 2013, and as further amended, modified, supplemented or restated and in effect from time to time, the "New Lion Loan Agreement") with Lion, pursuant to which Lion has made term loans to the Company in an aggregate principal amount equal to $9.5 million. The term loans under the New Lion Loan Agreement mature on October 4, 2018 and bear interest at a rate of 20% per annum. Interest under the New Lion Loan Agreement is payable in cash or, to the extent permitted by the Company's other debt agreements, in-kind. As of June 30, 2014, the amount outstanding was approximately $9.9 million. For more information regarding the New Lion Loan Agreement, see Note 8 to the Consolidated Financial Statements in our Annual Report.

        On July 7, 2014, the Company received a notice from Lion, asserting (i) an event of default under the New Lion Loan Agreement and (ii) an acceleration of the maturity of the loans and other outstanding obligations under the Lion Credit Agreement. As described in "Certain Legal Proceedings" above, on July 11, 2014, Lion filed a motion for summary judgment in lieu of a complaint, alleging that the Company failed to pay approximately $9.9 million owed under the New Lion Loan Agreement, which allegedly became immediately due when Lion accelerated payment on the loan based on the Company's suspension of Mr. Charney as Chief Executive Officer. The lawsuit sought to recover the approximately $9.9 million plus interest and the costs and expenses of collection. On July 14, 2014, Lion submitted to the Company a notice of withdrawal of its notice of acceleration, advising that the loans and other obligations that were accelerated pursuant to the notice of acceleration dated July 7, 2014, are no longer due and payable but shall otherwise remain subject to the payment terms and conditions set forth in the New Lion Loan Agreement. On July 15, 2014, Lion filed a notice of voluntary discontinuance, which discontinued the lawsuit without prejudice.

        On July 16, 2014, Lion assigned its rights and obligations as a lender under the New Lion Loan Agreement to an entity affiliated with Standard General. The Company and Standard General are in the process of negotiating an amendment to the New Lion Loan Agreement (the "Standard General Amendment"). The Company expects to enter into the Standard General Amendment as soon as practicable. The Company expects that the Standard General Amendment, among other things, will (i) extend the maturity of the loan through October 4, 2021, (ii) reduce the interest rate to 17% per annum, which may be paid in cash or, to the extent permitted by the Company's other debt agreements, in-kind, and (iii) waive any default that may have resulted from Mr. Charney not being the Chief Executive Officer of the Company and eliminate the provision as an event of default.

Lion Warrants

        As of December 31, 2013, Lion held warrants exercisable at any time during their term for an exercise price of $0.75 per share, all expiring on February 18, 2022 (the "Lion Warrants"), for an aggregate of 21,606,025 shares of Common Stock. The Lion Warrants contain anti-dilution protection provisions pursuant to which the Company could be required to issue new warrants to Lion or reduce the exercise price of the existing Lion Warrants in the event of certain issuances and sales of common or preferred stock (including securities convertible, exercisable or exchangeable for common or preferred stock) or exchanges, as applicable. The issuance of shares of common stock by the Company on March 31, 2014 in connection with the underwritten offering closed by the Company on that date triggered an adjustment to the number of shares issuable and warrant price of the Lion Warrants pursuant to the anti-dilution protection provisions contained in the Lion Warrants. The Lion Warrants were exercisable following such adjustment for an aggregate of 24,511,023 shares of Common Stock at an exercise price of $0.661 per share.

Voting Agreements

        Mr. Charney and Lion are parties to an investment voting agreement, dated as of March 13, 2009, (the "2009 Investment Voting Agreement") and the Company and Lion are parties to an investment agreement, dated as of March 13, 2009 (the "Investment Agreement"). Pursuant to the Investment Agreement, Lion currently has the right to designate two Investor Directors to the Board of Directors and a Board Observer. Lion's right to designate Investor Directors and a Board Observer is subject to maintaining certain minimum ownership thresholds of shares issuable under the Lion Warrant. Positions for Lion's Investor Directors and Board Observer were vacant as of the date of this Information Statement.

        Pursuant to the 2009 Investment Voting Agreement, for so long as Lion has the right to designate any person or persons to the Board of Directors, Mr. Charney has agreed to vote his shares of Common Stock in favor of Lion's designees, provided that Mr. Charney's obligation to so vote terminates if he owns less than 6,000,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction). In addition, pursuant to the 2009 Investment Voting Agreement, for so long as Lion has the right to designate any person or persons to the Board of Directors, Lion has agreed to vote its shares of Common Stock in favor of Mr. Charney each time Mr. Charney is nominated for election to the Board of Directors, provided that Lion's obligation to so vote terminates if Mr. Charney beneficially owns less than 27,900,000 shares of Common Stock (which number will be adjusted appropriately to take into account any stock split, reverse stock split or similar transaction).

Relationship with Standard General

Standard General Credit Agreement

        The Company and Standard General are in the process of negotiating an unsecured credit agreement (the "Standard General Credit Agreement") between one or more entities affiliated with Standard General and one or more foreign subsidiaries of the Company as borrowers. The Company expects to enter into the Standard General Credit Agreement as soon as practicable. The Company expects that the Standard General Credit Agreement will (i) be guaranteed by the Company, (ii) provide for multiple borrowings by the borrowers thereunder in an aggregate amount not to exceed $15.0 million, which amounts will not be permitted to be reborrowed once repaid, (iii) bear interest at 14% per annum payable after the Change of Board Date, and (iv) mature on October 15, 2020. The Company expects that amounts under the Standard General Credit Agreement would be available for borrowing with the approval, after the Change of Board Date, of the Board.

        The Standard General Amendment and the Standard General Credit Agreement satisfy Standard General's obligations under the Support Agreement to provide additional capital or other financial support to the Company in an aggregate amount of up to $25 million. The definitive terms of the Standard General Amendment and the Standard General Credit Agreement will be disclosed in a filing on Form 8-K by the Company following execution by the parties of such agreements.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and any beneficial owner of more than ten percent of a registered class of the Company's equity securities, to file reports (Forms 3, 4 and 5) of stock ownership and changes in ownership with the SEC and the NYSE MKT. Officers, directors and beneficial owners of more than ten percent of the Common Stock are required by SEC regulations to furnish the Company with copies of all such forms that they file.

        Based solely on the Company's review of the copies of Forms 3, 4 and 5 and the amendments thereto received by it for the year ended December 31, 2013, or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that during the year ended December 31, 2013, all filing requirements were complied with by its executive officers, directors and beneficial owners of more than ten percent of the Common Stock, except that 1832 Asset Management L.P. (formerly, GCIC Ltd.), did not file reports on Form 3, Form 4 or Form 5 during the year.

DIRECTOR INDEPENDENCE

        Six of the seven current members of the Board qualify as independent directors as defined under the applicable listing standards of the NYSE MKT (each an "Independent Director").

        In establishing independence, the Board affirmatively determines that each director or nominee does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As provided in the NYSE MKT rules, the Board has further determined that the following categories of persons would not be considered independent: (1) a director who is, or during the past three years was, employed by the Company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year); (2) a director who accepted or has an immediate family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence (unless such compensation falls under exceptions provided for under the NYSE MKT rules); (3) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer; (4) a director who is an executive officer, partner or a controlling stockholder, or has an immediate family member who is an executive officer, partner or a controlling stockholder, of an organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities or payments under non-discretionary charitable contribution matching programs) which, in any of the past three fiscal years, exceeds or exceeded the greater of $200,000, or 5% of the other organization's consolidated gross revenues; (5) a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company's executive officers serve on the compensation committee of such other entity; and (6) a director who is, or has an immediate family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

        Applying these standards, the Board determined that the following directors qualify as Independent Directors: Messrs. Chehebar, Danziger, Igelman, Greene, Mayer, and Mauer. Each of the members of each of the committees of the Board is an Independent Director, and, in the case of members of the Audit Committee (Messrs. Danziger, Igelman and Mauer, with Mr. Danziger as Chairman), each also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act.

        Furthermore, the Nominating and Corporate Governance Committee has determined that each of the New Board Designees (other than David Glazek, with respect to whom no determination has yet been made) meets the criteria set forth above for independence under the applicable listing standards of the NYSE MKT and the additional criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act. In making this determination with respect to Thomas Sullivan, the Nominating and Corporate Governance Committee considered that Mr. Sullivan serves as a member of the board of directors of Media General, and that Soohyung Kim, Chief Executive Officer of Standard General, also serves as a member of the board of directors of Media General. In making this determination with respect to Joseph Magnacca, the Committee considered that Mr. Magnacca currently serves as Chief Executive Officer of RadioShack, and that Standard General is the beneficial owner of approximately 9.8% of the outstanding common stock of RadioShack.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

        The current members of the Audit Committee are Messrs. Danziger, Igelman and Mauer, with Mr. Danziger as Chairman. The Board has determined that each member of this Committee is an Independent Director. The composition of the Audit Committee following the Change of Board Date has not yet been determined.

        The Audit Committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving accounting, auditing, financial reporting, internal control and legal compliance functions of the Company. The Committee oversees the audit efforts of the Company's independent accountants and internal auditors and, in that regard, takes such actions as it may deem necessary to satisfy itself that the Company's auditors are independent of management. It is the objective of the Audit Committee to maintain free and open means of communications among the Board, the independent accountants, the internal auditors and the financial and senior management of the Company.

        Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement; annually reviews the Audit Committee Charter and the Audit Committee's performance; appoints, evaluates and determines the compensation of our independent auditors; reviews and approves the scope of the annual audit, the audit fees and the financial statements; reviews our disclosure controls and procedures, internal controls, information security policies, internal audit function, and corporate policies with respect to financial information and earnings guidance; oversees investigations into complaints concerning financial matters; and reviews other risks that may have a significant impact on the Company's financial statements. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from the Company for, outside legal, accounting and other advisors as the Audit Committee deems necessary to carry out its duties.

        The Audit Committee is a separately-designated standing committee, established in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. § 78(c)(58)(A)). The Audit Committee at all times is required to be composed exclusively of at least three "independent directors" who are "financially literate" as defined under NYSE MKT listing standards. NYSE MKT listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and statement of cash flows. The Audit Committee is currently composed of three financially literate Independent Directors: Messrs. Danziger, Igelman and Mauer. In addition, Messrs. Danziger and Mauer qualify to serve as the "financial expert" according to the requirements of SEC Regulation S-K Items 407(d)(5)(ii) and 407(d)(5)(iii).

        A copy of the current Audit Committee Charter is available on the Company's website at www.americanapparel.net/aboutus/investorrelations/.

Nominating and Corporate Governance Committee

        The current members of the Nominating and Corporate Governance Committee are Messrs. Greene, Chehebar and Mauer, with Mr. Greene as Chairman. The Board has determined that each member of this committee is an Independent Director. The composition of the Nominating and Corporate Governance Committee following the Change of Board Date has not yet been determined.

        The Nominating and Corporate Governance Committee assists the Board in identifying and recommending individuals qualified to serve as directors. Subject to Lion's right to designate up to two persons to the Board of Directors pursuant to the Investment Agreement and the agreement of Lion to vote for Mr. Charney, and the agreement of Mr. Charney to vote for the Lion designees, pursuant to the 2009 Investment Voting Agreement, consistent with criteria approved by the Board (as described below under "Consideration of Director Nominees"), the Nominating and Corporate Governance Committee will select, or recommend that the Board select, the director nominees required for each subsequent annual meeting of stockholders. The Nominating and Corporate Governance Committee will consider persons identified by its members, management, stockholders and others as nominees.

        The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee's current charter, generally provide that persons to be nominated should be evaluated with respect to their experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Additionally, the guidelines provide that the Nominating and Corporate Governance Committee should consider whether candidates are independent pursuant to NYSE MKT requirements; accomplished in their fields and maintain a reputation, both personal and professional, consistent with the image and reputation of the Company; able to read and understand financial statements; knowledgeable as to the Company and issues affecting it; committed to enhancing stockholder value; able to understand fully the legal responsibilities of a director and the governance processes of a public company; able to develop a good working relationship with other Board members and senior management; and able to suggest business opportunities to the Company. The Nominating and Corporate Governance Committee will evaluate each individual in the context of the Board as a whole, with the objective of recommending a group of persons that reflects the appropriate balance of knowledge, experience, skills, expertise and diversity and includes at least the minimum number of independent directors required by the NYSE MKT. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by stockholders and nominees recommended by other persons.

        In addition to the responsibilities described above, the Nominating and Corporate Governance Committee currently develops and recommends to the Board a set of corporate governance principles for the Company, oversees the evaluation of the Company's management and the Board, and makes recommendations to the Board regarding the size and composition of committees of the Board, including identifying individuals qualified to serve as members of each committee. A copy of the current Nominating and Corporate Governance Committee Charter is available on the Company's website at www.americanapparel.net/aboutus/investorrelations/.

Compensation Committee

        The current members of the Compensation Committee are Messrs. Greene, Mayer and Mauer, with Mr. Mayer as Chairman. The Board has determined that each member of this Committee is an Independent Director. The composition of the Compensation Committee following the Change of Board Date has not yet been determined.

        The Compensation Committee is responsible for overseeing the Company's compensation and employee benefit plans and practices, including the executive compensation plans and the incentive-compensation and equity-based plans. The Compensation Committee reviews and approves the general compensation policies of the Company, oversees the administration of all of the Company's compensation and benefit plans, reviews and approves compensation of the executive officers of the Company, prepares the Compensation Committee Report to be filed with the SEC and recommends compensation policies to the Board. For more information, see "Processes and Procedures for Determination of Executive and Director Compensation" below and the current copy of the Compensation Committee Charter, which is available on the Company's website at www.americanapparel.net/aboutus/investorrelations/.

 CONSIDERATION OF DIRECTOR NOMINEES

Stockholder Nominees

        Stockholders of the Company may make recommendations to the Nominating and Corporate Governance Committee of candidates for nomination as directors of the Company or may nominate a person directly for election to the Board, in each case subject to compliance with the procedures described below and further set forth in the charter of the Nominating and Corporate Governance Committee and in the Bylaws, as the case may be.

        However, pursuant to the Investment Agreement (described under "Certain Relationships and Related Transactions" herein), Lion currently has the right to designate up to two persons to the Board of Directors and a board observer, subject to maintaining certain minimum ownership thresholds of shares issuable under the "Lion Warrants" described under "Certain Relationships and Related Transactions" herein. Pursuant to the 2009 Investment Voting Agreement (described under "Certain Relationships and Related Transactions" herein), for so long as Lion has the right to designate any person or persons to the Board of Directors, Mr. Charney has agreed to vote his shares of Common Stock in favor of Lion's designees, subject to maintaining a certain minimum ownership threshold, and Lion has agreed to vote its shares of Common Stock in favor of Mr. Charney, subject to termination upon the occurrence of certain events.

        Stockholder Recommendations of Nominees.    The policy of the Nominating and Corporate Governance Committee is to consider properly submitted stockholder recommendations of candidates for election to the Board as described below under "Identifying and Evaluating Nominees for Directors." The Nominating and Corporate Governance Committee will evaluate a prospective nominee recommended by any stockholder in the same manner and against the same criteria as any other prospective nominee identified by the Nominating and Corporate Governance Committee from any other source.

        In evaluating recommendations from stockholders, the Nominating and Corporate Governance Committee will seek to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria set forth under "Director Qualifications" below.

        A stockholder recommendation of a candidate for election to the Board must be in writing and must be received by the Company not later than 30 days after the end of the Company's fiscal year. The recommendation must contain the following information and documentation:

  •
  the candidate's name, age, business and current residence addresses, as well as residence addresses for the past 20 years, principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years and educational background;

  •
  the candidate's permission for the Company to conduct a background investigation;

  •
  the number of shares of Common Stock beneficially owned by the candidate;

  •
  the information that would be required to be disclosed about the candidate under the rules of the Exchange Act in a proxy statement soliciting proxies for the election of such candidate as a director; and

  •
  a signed consent of the candidate to serve as a director of the Company, if elected.

        Stockholder recommendations for candidates for membership on the Board of Directors should be addressed to:

American Apparel, Inc. Attention: Nominating and Corporate Governance Committee 747 Warehouse Street Los Angeles, California 90021

        Stockholder Nominations of Directors.    A stockholder that instead desires to nominate a person directly for election to the Board at an annual meeting of stockholders must comply with the advance notice procedures of the Bylaws and attend the annual meeting of stockholders to make the necessary motion. Nominations of persons for election to the Board at a meeting of stockholders may be made at such meeting by any stockholder of the Company entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the Bylaws. Pursuant to the terms of the Support Agreement, prior to the Change of Board Date, the Company will amend and restate the Bylaws to return to the advance notice provisions set forth in the Bylaws in effect as of October 1, 2010, and summarized in the Company's 2014 proxy statement as reproduced below.

        Such nominations by any stockholder must be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting. In the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

        Such stockholder's notice to the Secretary must set forth:

  •
  as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC under Section 14 of the Exchange Act; and

  •
  as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the Company which are beneficially owned by the stockholder.

        The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person nominated by a stockholder will be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth above. The officer of the Company presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Director Qualifications

        The Nominating and Corporate Governance Committee has the responsibility to review the background and qualifications of individuals being considered as director candidates, including developing criteria and qualifications for membership on the Board. Among the qualifications considered in the selection of candidates, the Nominating and Corporate Governance Committee shall consider each candidate's experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board.

        Additionally, the Nominating and Corporate Governance Committee considers whether the candidate is:

  •
  independent pursuant to NYSE MKT requirements;

  •
  accomplished in his or her field and maintained a reputation, both personal and professional, consistent with the image and reputation of the Company;

  •
  able to read and understand financial statements (the Nominating and Corporate Governance Committee will also determine if a candidate qualifies as an "audit committee financial expert," as defined by the SEC);

  •
  knowledgeable as to the Company and issues affecting the Company;

  •
  committed to enhancing stockholder value;

  •
  able to understand fully the legal responsibilities of a director and the governance processes of a public company;

  •
  able to develop a good working relationship with other Board members and senior management; and

  •
  able to suggest business opportunities to the Company.

Identifying and Evaluating Nominees for Directors

        The Nominating and Corporate Governance Committee annually reviews the composition of the Board and reviews the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including but not limited to an employment change, and to recommend whether or not the director should be re-nominated. The Nominating and Corporate Governance Committee also recommends to the Board the nominees, consistent with the criteria for selecting directors established by the Board or the Nominating and Corporate Governance Committee, for election as directors by the stockholders or appointment by the Board, as the case may be, pursuant to the Bylaws of the Company.

        As discussed in "Board and Officer Appointments" above, Colleen B. Brown, David Glazek, Joseph Magnacca and Thomas J. Sullivan will be appointed to the Board. The Nominating and Corporate Governance Committee has reviewed each of the New Board Designees and determined that each is qualified for service as a director on the Board.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

        The Board provides a process for stockholders and other interested parties to send communications to the Board or any of the directors. Stockholders and other interested parties may communicate with the Board by submitting an email to the Board at bod@americanapparel.net. All directors have access to this e-mail address.

MEETINGS OF DIRECTORS

        The Board and its committees meet in-person at regularly scheduled meetings and may meet in-person or by telephone at special meetings or on an informal basis at other times. The Independent Directors also regularly meet without the presence of any representatives of management. The Board of

Directors held two meetings during fiscal year 2013. The Audit Committee met five times; the Compensation Committee met one time; and the Nominating and Corporate Governance Committee did not meet. Other than Mr. Chehebar, each director attended, in person or telephonically, at least 75% in the aggregate of (i) the total number of meetings of the Board of Directors held during 2013 and (ii) the total number of meetings held by all committees of the Board of Directors on which he served during 2013. In addition, all of our directors (other than Mr. Chehebar) attended our 2013 Annual Meeting in person or telephonically. The Company expects its directors to attend annual meetings of stockholders and all Board meetings and respective committee meetings and to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities.

BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT

        On June 18, 2014, the Board suspended Dov Charney as Chief Executive Officer and removed Mr. Charney as Chairman of the Board in connection with the Board's notification to Mr. Charney of its intent to terminate his employment for cause under Mr. Charney's employment agreement. On July 9, 2014, Mr. Charney irrevocably resigned from his position as director, effective as of the Change of Board Date. The Suitability Committee will oversee the investigation of alleged misconduct by Mr. Charney to determine whether it is appropriate under the circumstances for Mr. Charney to be reinstated as Chief Executive Officer or serve as an officer or employee of the Company or any of its subsidiaries. Mr. Luttrell currently serves as Interim Chief Executive Officer, and Messrs. Mayer and Danziger, each an Independent Director, serve as Co-Chairman of the Board. Following the Change of Board Date, Messrs. Mayer and Danziger will continue as Co-Chairmen, and Mr. Charney will not serve on the Board.

        Accordingly, we are transitioning to a Board leadership structure that fully separates the positions of Chairman and Chief Executive Officer. By having different individuals serve in these capacities, we believe that our leadership structure will provide additional objective and thoughtful oversight by the Board and enable our Chief Executive Officer to focus on the Company's operations. The Chief Executive Officer is responsible for risk management associated with the Company's day-to-day operations, and the Board, as a whole and through its committees, is responsible for overseeing the Company's risk management. In this oversight role, the Board must ensure that the risk management processes designed and implemented by management are adequate and functioning as designed. We believe that our new leadership structure enables the Board to perform this role effectively. The Board will continue to consider from time to time the optimal leadership structure for the Company based on what the Board believes is best for the Company and its stockholders.

PROCESSES AND PROCEDURES FOR DETERMINATION OF
EXECUTIVE AND DIRECTOR COMPENSATION

        The Compensation Committee of the Board of Directors is responsible for overseeing the compensation and employee benefit plans and practices of the Company. The Compensation Committee reviews and approves, either as a committee or together with the other independent directors, the general compensation policies of the Company, oversees the administration of all of the Company's compensation and benefit plans and reviews and approves, either as a committee or together with the other independent directors, compensation of the executive officers of the Company. The Compensation Committee Charter requires that each member of the committee satisfy all applicable requirements then in effect of the NYSE MKT and any other stock exchange or national securities association on which the Company's securities are listed or quoted and any other applicable regulatory requirement relating to director independence, nomination and size of the Compensation Committee and that the Compensation Committee consist of no fewer than two Board members who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee consists of three Board members, each of whom the Board has affirmatively determined satisfied these independence requirements.

        The Compensation Committee Charter sets forth the purpose of and other matters pertaining to the Compensation Committee. The form of the current Compensation Committee Charter is available on the Company's website at www.americanapparel.net/aboutus/investorrelations/.

        Pursuant to its Charter, the Compensation Committee's responsibilities include the following:

  •
  review and approve, either as a committee or together with the other independent directors, the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers of the Company;

  •
  evaluate, either as a committee or together with the other independent directors, the Chief Executive Officer's performance in light of such goals and objectives;

  •
  set, either as a committee or together with the other independent directors, executive officers' compensation levels, including base salary, annual incentive opportunities, long-term incentive opportunities and benefits;

  •
  review and approve, either as a committee or together with the other independent directors, any employment contracts or related agreements, such as severance or termination arrangements, to be made with any executive officer of the Company;

  •
  review and recommend to the Board appropriate director compensation programs and, either as a committee or together with the other independent directors, review and approve perquisites or other personal benefits to directors and recommend any changes to the Board;

  •
  review its own performance and assess the adequacy of its Charter;

  •
  review and approve the goals and objectives of and the plans underlying the Company's general compensation and other employee benefit programs, including incentive-compensation and equity-based programs;

  •
  retain (after taking into consideration all factors relevant to that person's independence from management) and terminate any compensation consultant used to assist in the evaluation of officer compensation, including to approve the consultant's fees and other retention terms;

  •
  review and discuss with management the Company's Compensation Discussion and Analysis to be included in the Company's annual proxy statement;

  •
  review and recommend for approval by the Board, or approve, the frequency with which the Company should submit to the stockholders an advisory vote on the compensation of the Company's named executive officers, taking into account any prior stockholder advisory vote on the frequency with which the Company shall hold a stockholder advisory vote on compensation of the Company's named executive officers;

  •
  review the results of any stockholder advisory vote on the compensation of the Company's named executive officers and consider whether to make any adjustments to the Company's executive compensation policies and practices; and

  •
  produce a report of the Compensation Committee to be included in the Company's annual proxy statement.

COMPENSATION OF DIRECTORS

        Compensation for non-employee directors generally consist of annual stock grants and Board and Committee meeting fees, as described below. Employees who are also directors will receive no additional compensation for their Board service. The Compensation Committee may from time to time approve special compensation awards in the event that extraordinary circumstances warrant such awards.

 DIRECTOR COMPENSATION—FISCAL 2013

        During 2013, our non-employee directors received a total of $542,000 in Board and Committee retainers and meeting fees, paid to Messrs. Chehebar, Danziger, Igelman, Greene, Mauer and Mayer for their participation in Board, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meetings held during 2013.

        Pursuant to the Amended and Restated 2011 Omnibus Stock Incentive Plan, our non-employee directors each received the cash payments and fully vested stock grants as described below for their Board service.

        Each non-employee director receives compensation for their service totaling $80,000, to be paid in four equal installments quarterly in arrears, for service by such director during such quarter, on each of March 31, June 30, September 30, and December 31 (or if such day is not a business day, on the next succeeding business day) (each, a "Quarterly Award Date"), payable, at the option of each director individually, either (i) entirely in shares of Common Stock or (ii) half in Common Stock and half in cash at the time of such grant. Any such grants of stock will be of that number of shares, rounded down to the nearest whole share, having an aggregate value equal to the value of the award (either $10,000 or $20,000) based on a per-share price equal to the greater of (x) the average of the high and low sale prices of the Common Stock on the NYSE MKT on the Quarterly Award Date (or the next business day if such date is not a business day) and (y) the last sale price of the Common Stock on the Quarterly Award Date (or the next business day if such date is not a business day). In 2013, each of our independent directors elected to receive the quarterly fee half in Common Stock and half in cash. The number of shares of Common Stock awarded on the quarterly awards dates of April 1, July 1, October 1 and were 4,761, 5,319 and 7,843 respectively, and 8,264 shares were awarded on January 2, 2014 in respect of service during the quarter ended December 31, 2013.

        The table below summarizes the compensation provided by the Company to non-employee directors for the fiscal year ended December 31, 2013:

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Change in Pension Value and Nonqualified Delivered Compensation Earnings ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Independent Non-Employee Directors
Alberto Chehebar	40,000	40,000	—	—	—	—	80,000
David Danziger	57,000	40,000	—	—	—	—	97,000
Robert Greene	49,500	40,000	—	—	—	—	89,500
Marvin Igelman	47,000	40,000	—	—	—	—	87,000
William Mauer	48,000	40,000	—	—	—	—	88,000
Allan Mayer	60,500	40,000	—	—	—	—	105,000

All Non-Employee Directors	302,000	240,000	—	—	—	—	542,000

(1)
Represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification ("ASC") 718, of stock awards.

Annual Stock Awards and Meeting Fees

        The following table sets forth the schedule of annual stock grants and meeting fees for non-employee directors in effect during 2013:

Type of Fee	Dollar Amount
Maximum Annual Value of Quarterly Stock Awards	$80,000
Minimum Annual Value of Quarterly Stock Awards	$40,000
Maximum Annual Cash Portion of Quarterly Awards	$40,000
Quarterly Retainer—Lead Independent Director	$2,500
Quarterly Retainer—Chairman of Audit Committee	$2,500
Quarterly Retainer—Chairman of Compensation Committee	$1,875
Quarterly Retainer—Chairman of Nominating and Corporate Governance Committee	$1,625
Independent Director Meeting Fee	$1,000

        Each non-employee director received $80,000 total annual awards of cash and stock in respect of service on the Board and as Committee members and is also reimbursed for out-of-pocket expenses, including travel expenses, incurred serving as a director. In addition, the lead independent director and the chairman of each committee receive retainers in the amounts indicated in the table above, and each independent director receives a $1,000 per meeting fee.

DIRECTOR COMPENSATION IN CONNECTION WITH RECENT EVENTS

        In determining the compensation to be paid to Board members in connection with recent events relating to the Company, the input of our independent compensation consultants was solicited regarding whether additional fees would be appropriate. In undertaking the analysis, the increased levels of service required of various Board members was taken into account. In particular, Allan Mayer and David Danziger have provided significant additional services during recent months, and since June 18, 2014 have been serving as Co-Chairmen of the Board under conditions requiring nearly full-time dedication and attention; Robert Greene, the Nominating Committee Chair, was designated to lead the search effort for a new Chief Executive Officer of the Company, requiring significant additional time and effort on his part; and the Board established a committee to oversee the termination process of Mr. Charney and to search for a new Chief Executive Officer of the Company, which committee is comprised of the following members: David Danziger, Robert Greene, Marvin Igelman, William Mauer and Allan Mayer (the last of whom serves as Chair). The Board, after reviewing the issue with its independent compensation consultants, determined that additional fees are appropriate in order to compensate these Board members for these additional efforts.

        As such, the new Co-Chairmen of the Board (Messrs. Danziger and Mayer) will receive a one-time fee of $50,000 each, plus a $4,500 per month supplemental fee retroactive to June 2014, for as long as they serve; provided, however, that each of them will receive at least six months of these monthly fees and will receive no more than 12 months of these monthly fees. If either individual is still Chairman or Co-Chairman after 12 months, the Compensation Committee at the time will determine an appropriate supplemental fee (if any) going forward. Mr. Greene will receive a $4,500 per month supplemental fee retroactive to June 2014 in addition to his regular director's fee until a permanent Chief Executive Officer of the Company is selected; provided, however, that he will receive at least six months of these monthly fees. Finally, all of the members of the committee established to oversee the termination process of Mr. Charney will receive a one-time $10,000 fee to compensate them for their service on that committee.

 COMPENSATION DISCUSSION AND ANALYSIS

        This section contains a discussion of the material elements of compensation awarded to, earned by or paid to the principal executive officer and principal financial officer of the Company and our three other most highly compensated individuals who were serving as executive officers as of December 31, 2013.

        During 2013, Dov Charney served as the Company's Chairman of the Board and Chief Executive Officer. John J. Luttrell served as the Company's Executive Vice President and Chief Financial Officer. Our three other most highly compensated executive officers during 2013 who were serving as of December 31, 2013 were Martin Bailey, Glenn A. Weinman and Adrian Taylor. These individuals are referred to as the "Named Officers" herein.

        The Company's current executive compensation programs are determined and approved by the Compensation Committee of the Board. None of the Named Officers are members of the Compensation Committee. Our Chief Executive Officer, in consultation with the other Named Officers, recommends to the Compensation Committee salary, cash incentive awards, equity-based awards and long-term compensation levels for executive officers, including the Named Officers. Our Chief Financial Officer provides the Compensation Committee with documents used by the committee in the determination of executive compensation.

Executive Compensation Program Objectives and Overview

        It is the Company's intent that its executive compensation programs achieve three fundamental objectives:

  •
  Competitive Compensation.  The Company should provide competitive compensation opportunities so that it can attract, motivate and retain qualified executive officers.

  •
  Pay for Performance: Hold Executives Accountable.  A substantial portion of compensation should be tied to the performance of the Company (and/or relevant department or segment) and individual performance.

  •
  Alignment of Executive Incentives with Stockholder Interests.  A substantial portion of compensation should be contingent on the Company's performance. As an executive officer's level of responsibility increases, a greater portion of the officer's total compensation should be dependent on the Company's performance.

        As described in more detail below, the material elements of our executive compensation program will generally include, at the discretion of the Compensation Committee, some or a mix of the following: a base salary, an annual cash incentive bonus opportunity, and a performance equity plan component. The base salary is the element of our current executive compensation program with respect to which the value of the benefit in any given year is generally not variable. We believe that in order to attract, motivate and retain top-caliber executive officers, we need to provide executive officers with predictable compensation amounts that reward the executive officer's continued service. The base salaries are paid out on a short-term or current basis. We anticipate that any bonus awarded in any given year will depend on the performance of the individual and the performance of the Company. Any bonuses would generally be paid out on a short-term basis, such as at year end or upon completion of significant projects. Performance equity awards would generally be made on a longer-term basis. We believe that a mix of longer-term benefits, geared toward retention of executives, and short-term benefits, focused on recruitment, will allow us to achieve our dual goals of attracting and retaining executive officers.

        Our cash incentive bonus opportunity is a compensation mechanism used to hold executive officers accountable by directly linking performance to compensation. We believe the ability to reward excellence and pass along the consequences of poor performance aligns our executive officers' interests with those of our stockholders and helps us to attract, motivate and retain executive officers. Our performance equity incentives also align our executive officers' interests with those of our stockholders, helping the Company to hold executive officers accountable for performance and to motivate and retain high-performing executive officers.

        These compensation elements are intended to create a total compensation package for each executive officer that we believe will achieve our compensation objectives, providing competitive compensation opportunities that reward performance and align executives' incentives with the interests of stockholders.

        The Compensation Committee also considers the results of competitive analyses such as the PM&P analyses described below when evaluating and establishing compensation opportunities for the Named Officers.

        The Company has or has had employment agreements with Dov Charney, Chief Executive Officer (suspended), John J. Luttrell, the Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Glenn A. Weinman, our former Executive Vice President, General Counsel and Secretary. For a more complete description of current employment agreements with the Named Officers, see "Description of Employment Agreements" below.

        Our Chief Executive Officer, in consultation with the other Named Officers (as defined under "Compensation Discussion and Analysis" below), recommends to the Compensation Committee salary, annual bonus, equity-based awards and long-term compensation levels for other executive officers, including the Named Officers. While the Compensation Committee reviews and makes recommendations regarding compensation paid to the non-employee directors, the compensation for these directors is determined by the Board.

        Equity awards to all officers subject to Section 16 of the Exchange Act are made by the Compensation Committee. As indicated above, pursuant to its charter, the Compensation Committee is authorized to retain and terminate any compensation consultant engaged to assist in the evaluation of the compensation of our officers (including all of the Named Officers).

        In 2012 and 2013, the Compensation Committee retained PM&P as its compensation consultant to assist in the development and evaluation of compensation policies, practices and awards. Specifically, PM&P was engaged to conduct a competitive review of executive compensation for the Chief Executive Officer and Named Officers, and to assist in reviewing our annual incentive plan and long-term equity incentive program to reward and retain key executives and managers.

        While PM&P was engaged by and reports directly to the Compensation Committee, PM&P interacts with our management when appropriate to gather perspectives and relevant company and compensation data. In addition, PM&P may seek feedback from the Compensation Committee Chairman, other members of the Compensation Committee or Board, or the Chief Executive Officer regarding its work prior to presenting study results or recommendations to the Compensation Committee.

        PM&P has attended or participated in certain Compensation Committee meetings and provided third-party data, advice and expertise on proposed executive compensation levels, programs and plan designs. The Compensation Committee may also ask PM&P to review and provide advice related to proposals prepared by management, including evaluating the consistency of such proposals with the Compensation Committee's compensation philosophy and in comparison to programs at other companies.

        Specifically, in October 2011 PM&P conducted a competitive review of Chief Executive Officer total direct compensation (sum of base salary, annual bonus and long-term incentive/equity grant values) and share ownership levels among a Peer Group of 16 companies in the apparel manufacturing and retail industry. The Peer Group for the 2011 analysis was similar to that used in previous analyses for the Company, and included:

  •
  Aeropostale, Inc.

  •
  Bebe Stores, Inc.

  •
  Coach, Inc.

  •
  Crocs, Inc.

  •
  Delias, Inc.

  •
  Delta Apparel, Inc.

  •
  Gildan Activewear Inc.

  •
  Guess, Inc.

  •
  Kenneth Cole Productions

  •
  Lululemon Athletica Inc.

  •
  Polo Ralph Lauren Corp.

  •
  True Religion Apparel, Inc.

  •
  Under Armour, Inc.

  •
  Urban Outfitters, Inc.

  •
  Volcom, Inc.

  •
  Zumiez, Inc.

        The median (50th percentile) 2010/2011 revenue size of the Peer Group companies was $751 million, generally comparable to the Company's $533 million in revenue at the time. The results of the review indicated that actual total direct compensation for our Chief Executive Officer was below the 25th percentile of the Peer Group, due primarily to the absence of equity grants to our Chief Executive Officer historically. As a follow-up to the review, in November 2011 PM&P summarized potential Chief Executive Officer equity grant alternatives for the Company to consider. On December 15, 2011, the Compensation Committee considered the results of the review and summary of equity grant alternatives when reviewing the proposed new employment agreement and proposed 2012 equity grant for the Chief Executive Officer.

        In February 2012 at the Compensation Committee's request, PM&P conducted a similar analysis of total direct compensation for the balance of the Company's Named Officers. In this case, a blend of general industry, retail/wholesale trade and non-durable goods manufacturing compensation survey data were utilized to develop estimated market total direct compensation levels for the Named Officers. While the results of the analysis varied by position, the analysis generally indicated that the base salaries and target bonus opportunities for most of the Named Officers were above the 50th percentile of market, while annualized equity grant values were below the 50th percentile. The Compensation Committee considered the results of this analysis when determining 2012 compensation opportunities and equity grants for the Named Officers.

        In March 2013, PM&P conducted an analysis of the Company's overall equity plan dilution and annual share utilization ("burn rate") relative to its Peer Group. The results of the analysis indicated that the Company was roughly at the median of the Peer Group in terms of overall plan dilution (shares available and outstanding grants) and annual burn rate for the most recent year. PM&P also assisted the Compensation Committee in annual bonus and equity grant determinations for the Named Officers.

        The Compensation Committee has assessed the independence of PM&P pursuant to SEC rules and concluded that there are no conflict of interest issues.

Current Executive Compensation Program Elements

Base Salaries

        The Compensation Committee reviews and approves base salaries for executive officers, including Named Officers, annually and in connection with promotions or other changes in responsibilities. The Compensation Committee generally reviews the base salaries for each executive officer in the first quarter of each year to set salaries, and considers market data, individual compensation history, pay in relation to other executive officers at the Company, tax deductibility, individual job performance and future potential, as well as evaluations and recommendations by senior management in determining base salary. The weight given to each of these factors may differ from individual to individual, as the Compensation Committee deems appropriate.

Annual Bonus Awards

        The Compensation Committee has the authority to set annual bonus targets and performance criteria under the Company's 2011 Omnibus Stock Incentive Plan and believes that this annual bonus program is an important part of creating an incentive for the Company's executives to achieve specific goals across various measures of performance. For the performance period beginning on January 1, 2013 and ending on December 31, 2013, the Named Officers were eligible to achieve bonuses based on various weightings of Sales, EBITDA, Debt, Inventory and Cost Per Piece, as well as a discretionary portion. The total target bonus as a percentage of base salary was 150% for Mr. Charney, 75% for Messrs. Luttrell, Weinman and Bailey, and 50% for Mr. Taylor. The total annual incentive payments with respect to 2013 set forth in the Summary Compensation Table reflect the Compensation Committee's determination of the achievement of these various components, and the total annual bonus paid to each executive as a percentage of base salary was 26%, 11%, 11%, 12% and 11% respectively.

Long-Term Equity Incentive Awards

        The Compensation Committee has the authority to grant stock options, restricted stock and other awards to executive officers under the Company's 2011 Omnibus Stock Incentive Plan.

        On March 8, 2013, the Compensation Committee approved grants to Messrs. Luttrell, Weinman and Taylor of 270,000, 60,000 and 40,000 shares of the Company's Common Stock, respectively, with each award vesting as to one-third of the shares on each of March 1, 2014, 2015 and 2016. The Compensation Committee believes that these grants will serve to further align the interests of the Company's executives and the Company's stockholders.

        As set forth in the employment agreement with Mr. Charney, which is described in more detail below in the Section entitled "Compensation of Named Officers—Description of Employment Agreements," Mr. Charney was to become eligible to be granted shares of Common Stock of the Company subject to the Company's achievement of specific EBITDA targets in 2013. On March 8, 2013, the Compensation Committee of the Board determined that the EBITDA target for 2012 had been achieved, and that Mr. Charney would thus be granted 2,500,000 shares of the Company's Common Stock on or prior to December 31, 2013. On March 12, 2014, the Compensation Committee of the Board determined that the EBITDA target for 2013 had not been achieved, and that Mr. Charney would not receive the EBITDA award of shares of the Company's Common Stock under his employment agreement for fiscal year 2013.

Severance and Other Benefits Upon Termination of Employment

        In order to support our compensation objectives of attracting, retaining and motivating qualified executive officers, we believe that, in certain cases, we may decide to provide executive officers with severance protections upon certain types of termination. These severance protections are negotiated on an individual basis. The Company entered into severance arrangements with Dov Charney, John J. Luttrell and Glenn A. Weinman.

        On July 21, 2014, the Compensation Committee adopted the American Apparel, Inc. Severance Plan for the benefit of certain employees of the Company, including Martin Bailey, who is a named executive officer. The severance plan provides a number of months of salary continuation and COBRA reimbursement for participants (twelve months in the case of Mr. Bailey), as well as full vesting of equity awards, on a termination without cause or resignation for good reason, each as defined in the severance plan.

        For a more complete description of current employment agreements with the Named Officers, see "Description of Employment Agreements" below.

Option Grant Practices and Policies

        The Compensation Committee may, from time to time, grant stock options under the Company's 2011 Omnibus Stock Incentive Plan, as determined by the Compensation Committee.

Section 162(m) Policy

        Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly-held companies for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any year. The limitation applies only to compensation which is not considered to be performance-based. The Compensation Committee intends to consider the anticipated tax treatment to the Company and our executive officers when reviewing executive compensation and our compensation programs.

        While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy. The Compensation Committee will consider ways to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. From time to time, the Compensation Committee may award compensation to our executive officers which is not fully deductible, if it determines that such award is consistent with its philosophy and is in our and our stockholders' best interests.

        The Compensation Committee considers, in establishing and reviewing our executive compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Base salaries are fixed in amount and thus do not encourage risk taking. While our annual bonus plan focuses on achievement of short-term or annual goals, and short-term goals may encourage the taking of short-term risks at the expense of long-term results, executives' annual bonuses are determined using multiple performance criteria and are subject to reduction by the Compensation Committee based on the executive's individual performance. The Compensation Committee believes that the annual bonus plan appropriately balances risk and the desire to focus executives on specific short-term goals important to the Company's success, and that it does not encourage unnecessary or excessive risk taking. The Compensation Committee believes that our current executive compensation program provides an appropriate balance between the goals of increasing the price of the Company's Common Stock and avoiding risks that could threaten our growth and stability. In addition, it is intended to be the practice of the Compensation Committee to grant executive officers a mixture of stock options and restricted stock as described above. The Compensation Committee believes that such awards would not encourage unnecessary or excessive risk taking since the ultimate value of the awards would be tied to the Company's stock price, and since grants are subject to long-term vesting schedules to help ensure that executives always have significant value tied to long-term stock price performance.

Stockholder Advisory Vote on Executive Compensation

        The Company's 2014 proxy statement included an advisory vote on executive compensation (Proposal 3). The results of this advisory vote were included in the results of voting at the Company's 2014 Annual Meeting, as reported in Form 8-K filed with the SEC on June 23, 2014. Stockholders voted for the approval of the Company's executive compensation by a vote of 54,774,328 for to 13,458,923 against with 108,190 abstaining and 41,001,033 broker non-votes. The Compensation Committee considered the results of these advisory votes in determining to recommend to the Board that a stockholder advisory vote on executive compensation be held every three years and in evaluating the extent to which the Company's executive compensation programs are effective at achieving the goals of the Compensation Committee and the Board. The next stockholder advisory votes on executive compensation and on the frequency of the stockholder advisory votes on executive compensation will be included in the Company's 2017 Proxy Statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During the year ended December 31, 2013, Robert Greene, Allan Mayer and William Mauer served as members of the Compensation Committee, and during that period no current member of the Compensation Committee was an officer or employee of the Company, formerly an officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Company's Compensation Committee during the year ended December 31, 2013.

SUMMARY COMPENSATION TABLE

        The following table presents information regarding compensation of our Named Officers for services rendered during 2013, 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation Earnings ($)(2)		Change in Pension value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)		Total
(a)	(b)	(c)	(d)	(e)		(f)		(g)		(h)	(i)		(j)
Dov Charney	2013	832,000	—	—		—		216,234		—	17,210	(6)	1,065,444
Former Chairman of the Board and	2012	800,000	—	12,479,003	(4)	—		1,199,655		—	17,210	(6)	14,495,868
Chief Executive Officer (suspended)	2011	750,000	—	10,085,176	(5)	—		753,758		—	17,210	(6)	11,606,144
John J. Luttrell	2013	432,640	—	480,600		—		47,546		—	—		960,786
Executive Vice President and	2012	416,000	—	56,250		—		332,621		—	—		804,871
Chief Financial Officer(7)	2011	354,820	—	276,500	(8)	401,240	(8)	202,600	(9)	—	—		1,235,160
Martin Bailey	2013	324,380	—	—		—		40,000		—	40,167	(11)	404,547
Chief Manufacturing Officer	2012	312,000	—	—		—		249,465		—	42,700	(11)	604,165
	2011	300,000	—	—		—		160,981		—	49,094	(11)	510,075
Glenn A. Weinman	2013	405,600	—	106,800		—		44,574		—	16,167		573,141
Former Executive Vice President,	2012	390,000	—	295,000		—		311,832		—	—		996,832
General Counsel and Secretary; Executive	2011	375,000	—	—		—		188,380		—	—		563,380
Vice President, Real Estate(12)
Adrian Taylor	2013	238,160	—	71,200		—		26,173		—	—		335,533
Former Vice President, Corporate	2012	228,800	—	30,000		—		140,164		—	—		398,964
Controller(13)	2011	218,665	—	—		—		70,123		—	—		288,788

(1)
Includes bonuses earned in the year indicated, regardless of when paid.

(2)
Includes incentive plan compensation award amounts approved by the Compensation Committee of the Board of Directors for 2013 which have been paid or will be paid prior to the end of 2014.

(3)
Except as otherwise set forth below, amounts of perquisites and other personal benefits are less than $10,000 and accordingly are omitted.

(4)
Includes the right to be granted 7,500,000 shares upon the achievement of certain performance hurdles, as set forth in Mr. Charney's 2012 employment agreement as well as additional expense associated with the October 2012 amendment to Mr. Charney's anti-dilution rights granted under a purchase agreement, dated April 27, 2011 (as amended, the "Charney Purchase Agreement" and such rights, the "Charney Anti-Dilution Provision"), by and between the Company and Mr. Charney. As of July 23, 2014, Mr. Charney no longer had the right to receive (i) 2,500,000 shares pursuant to his employment agreement and (ii) one-third of the shares that may be granted pursuant to the Charney Anti-Dilution Provision of the Charney Purchase Agreement, although these shares are included in the chart above pursuant to SEC rules.

(5)
Represents the grant date fair value of Mr. Charney's anti-dilution rights granted under the Charney Purchase Agreement, as further described in Note 13 to the Company's audited consolidated financial statements included in the Annual Report.

(6)
Personal benefits include $17,210 in life insurance premiums paid on policies held by Mr. Charney. The face value of these policies is $25.0 million.

(7)
On February 7, 2011, John J. Luttrell joined the Company as Executive Vice President and Chief Financial Officer. On June 18, 2014, Mr. Luttrell was appointed as Interim Chief Executive Officer.

(8)
Represents the aggregate grant date fair value, computed in accordance with ASC 718, of stock awards and stock options granted in fiscal year 2011. Assumptions used in the calculation of stock option grant date fair values are further described in Note 9 to the Company's audited consolidated financial statements included in the Annual Report.

(9)
Includes $25,000 bonus earned and paid during 2011 for the achievement of certain goals as established in Mr. Luttrell's employment agreement.

(10)
Represents tax gross-up related to the 20% vested portion of November 26, 2010 RSAs.

(11)
For 2011, Mr. Bailey's personal benefits include $9,600 for payment of the executive officer's share of the Company's health insurance premium, $15,500 vehicle allowance and $24,000 in life insurance premiums paid on policies held by Mr. Bailey. The face value of these policies is $2.0 million. For 2012, the benefit amount included $14,700 for payment of the executive officer's share of the Company's health insurance premium, $4,000 for the vehicle allowance and $24,000 for the life insurance policies. For 2013, Mr. Bailey's personal benefits include 16,167 for payment of the executive officer's share of the Company's health insurance premium and $24,000 for the life insurance policies.

(12)
Mr. Weinman resigned from the Company effective May 16, 2014.

(13)
Mr. Taylor resigned from the Company effective March 14, 2014.

Compensation of Named Officers

        The "Summary Compensation Table" above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers in 2013, 2012 and 2011. The primary elements of each Named Officer's total compensation reported in the table are base salary, bonuses, and the other benefits listed in Column (i) of the "Summary Compensation Table," as further described in the footnotes to the table identified therein.

        The "Summary Compensation Table" should be read in conjunction with the narrative descriptions that follow. A description of the material terms of the employment agreements currently in force with respect to Named Officers is provided immediately following this paragraph.

Description of Employment Agreements

        The following are descriptions of the terms of the employment agreements with Dov Charney, John J. Luttrell and Glenn A. Weinman, our only Named Officers with employment agreements.

Dov Charney, Chief Executive Officer (suspended) and Former Chairman of the Board

        The Company and Dov Charney are parties to an employment agreement effective as of April 1, 2012, pursuant to which Mr. Charney would serve as the Company's Chief Executive Officer for a term ending on March 31, 2015. This term will automatically extend for successive one-year periods unless either party provides written notice of non-renewal.

        Mr. Charney's employment agreement provides that: (i) Mr. Charney will receive a base salary of $800,000 per year, which shall be subject to review by the Board of Directors at least annually, and may be subject to increase based on such review; (ii) subject to certain conditions, Mr. Charney may be entitled to receive a target annual bonus of 150% of his base salary; and (iii) subject to the Company's achievement of specific EBITDA targets in 2012, 2013 and 2014, Mr. Charney may be entitled to the right to be granted an aggregate total of up to 7,500,000 shares of Common Stock of the Company. In 2013, Mr. Charney received 2,500,000 shares of Common Stock for the achievement of the EBITDA target for 2012. Mr. Charney's employment agreement also provides that he is eligible to participate in the Company's employee benefit plans (including, without limitation, those plans covering pension and profit sharing, executive bonuses, stock purchases, stock options, life, health and dental insurance, vacation benefits and reimbursement of reasonable and necessary business expenses). See "Potential for Payments Upon Termination or Change of Control" for additional information regarding Mr. Charney's employment agreement.

        Pursuant to the terms of the Support Agreement, a committee of the Board will determine whether it is appropriate for Mr. Charney to be reinstated as Chief Executive Officer or to serve as an officer or employee of the Company or any of its subsidiaries. Until such determination has been made, Mr. Charney will serve as a consultant to the Company and will receive compensation equal to his base salary under his employment agreement with the Company. The terms of such consulting arrangement will be determined by the Board following the appointment of the New Board Designees.

John J. Luttrell, Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer

        In February 2011, John J. Luttrell joined the Company as Executive Vice President and Chief Financial Officer. As previously disclosed, the Board appointed Mr. Luttrell as Interim Chief Executive Officer of the Company. In connection with his appointment as Interim Chief Executive Officer, the Company entered into a new employment agreement with Mr. Luttrell, effective as of July 14, 2014, which supersedes the prior employment agreement entered into between the Company and Mr. Luttrell, effective as of February 7, 2011. Pursuant to the employment agreement, Mr. Luttrell will serve as the Company's Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer for an initial term commencing as of June 18, 2014 and ending on February 6, 2015, which term will automatically extend for successive one-year periods as of each February 7 (beginning February 7, 2015) unless terminated by the Company on at least 90 days' written notice prior to the expiration of the then-current term.

        The employment agreement provides that Mr. Luttrell will receive a minimum base salary of $62,500 per month for so long as he serves as Interim Chief Executive Officer and $37,750 per month following the commencement of employment of a new Chief Executive Officer and Mr. Luttrell's relinquishment of such title, provided that the minimum base salary of $62,500 per month will be in effect for no less than six months. Mr. Luttrell will be eligible to receive an annual incentive compensation award with a target payment equal to 75% (and a maximum payment of 100%) of his salary during each such fiscal year, subject to the terms and conditions of the Company's annual bonus plan and further subject to certain targets or criteria reasonably determined by the Board or the Compensation Committee. The employment agreement also states that, as previously disclosed, Mr. Luttrell received a vested grant of 350,000 shares of the Company's common stock at the time of his appointment as Interim Chief Executive Officer. Mr. Luttrell will also participate in the benefit plans that the Company maintains for its executives and receive certain other standard benefits (including, without limitation, vacation benefits and reimbursement of travel and business-related expenses).

        If Mr. Luttrell is terminated without "cause" or if he resigns for "good reason" (as these terms are defined in the employment agreement, with "good reason" including the execution and delivery of the Support Agreement entered into between Standard General L.P., Dov Charney, the Company and certain other persons, which has been previously filed by the Company), the Company will pay Mr. Luttrell the following: (a) his base salary accrued through the date of such resignation or termination and, subject to entering into a release, payments equal to his annual base salary at a rate of $595,500 per year; (b) any bonus earned but not yet paid in respect of any calendar year preceding the year in which such termination or resignation occurs; and (c) any unreimbursed expenses. In addition, in such case, subject to entering into a release, Mr. Luttrell's equity awards will vest and become exercisable, and Mr. Luttrell and his eligible dependents will be entitled to receive, until the earlier of the first anniversary of the termination date and the date Mr. Luttrell is entitled to comparable benefits by a subsequent employer, continued participation in the Company's medical, dental and insurance plans and arrangements. If the Company elects not to extend Mr. Luttrell's term of employment, then unless Mr. Luttrell's employment has been previously terminated, Mr. Luttrell's employment will be deemed to terminate at the end of the applicable term and the Company will pay Mr. Luttrell the amounts set forth in clauses (a) through (c) above in this paragraph.

        If Mr. Luttrell's employment terminates by reason of his death or disability, or if he is terminated for "cause" or if he resigns without "good reason" (as these terms are defined in the employment agreement), the Company will pay him (a) his base salary accrued through the date of such resignation or termination; (b) any unreimbursed expenses; and (c) only in the case of a termination because of his death or disability, (x) any bonus earned but not yet paid in respect of any calendar year preceding the year in which such termination of employment occurs and (y) a pro rated amount of his target annual performance bonus, if any, for the calendar year in which such termination of employment occurs. The employment agreement also provides that upon termination of Mr. Luttrell's employment for any reason, he agrees to resign, as of the date of such termination and to the extent applicable, from the boards of directors (and any committees) of, and as an officer of, the Company and any of the Company's affiliates and subsidiaries. See "Potential Payments upon Termination or Change of Control" for additional information regarding Mr. Luttrell's employment agreement.

Glenn A. Weinman, Former Executive Vice President, General Counsel and Secretary

        In February 2009, Glenn A. Weinman joined the Company as Senior Vice President, General Counsel and Secretary. In connection with Mr. Weinman's appointment as Senior Vice President, General Counsel and Secretary, the Company and Mr. Weinman entered into an employment agreement, pursuant to which Mr. Weinman served as the Company's General Counsel and Secretary, commencing on February 17, 2009. Mr. Weinman's employment agreement also provided for his eligibility for stock and stock option grants under the Company's 2011 Omnibus Stock Incentive Plan, as determined by the Compensation Committee, and his participation in the benefit plans that the Company maintains for its executive officers and receive certain other standard benefits (including, without limitation, vacation benefits and reimbursement of travel and business-related expenses, dues and fees). See "Potential for Payments upon Termination or Change of Control" for additional information regarding Mr. Weinman's employment agreement.

        On May 16, 2014 the Company and Mr. Weinman entered into a Separation Agreement and General Release of All Claims (the "Separation Agreement") pursuant to which Mr. Weinman resigned from his positions at the Company effective May 16, 2014 (the "Separation Date"). The Separation Agreement provides that Mr. Weinman will receive, among other things from the Company, (i) continued payment of his annual base salary at the rate of $413,712 per annum, minus applicable payroll taxes and withholdings, payable over the course of the twelve-month period immediately following the Separation Date in accordance with the Company's usual payroll practices, (ii) a targeted bonus for fiscal 2014 of $310,284 minus applicable payroll taxes and withholdings, payable at the same time and in the same manner as bonuses are paid to participants in the applicable bonus plan, but in no event later than March 31, 2015, (iii) a targeted bonus for the period of January 1, 2015 through May 15, 2015 of $114,763 payable at the same time and in the same manner as bonuses are paid to participants in the applicable bonus plan, but in no event later than March 31, 2016, and (iv) continued participation in the Company's medical, dental and insurance plans and arrangements, on the same terms and conditions as are in effect immediately prior to the Separation Date, for up to twelve months following the Separation Date. In addition, all equity awards previously granted to Mr. Weinman by the Company shall be exercisable as provided in the applicable award agreement for a termination without Cause as defined in his employment agreement. The Separation Agreement also contains undertakings by Mr. Weinman relating to the protection of the Company's confidential information and contains other standard provisions.

 EQUITY COMPENSATION PLAN INFORMATION
AS OF THE FISCAL YEAR ENDED DECEMBER 31, 2013

Plan Category	Number of Shares of Common Stock to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of Shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	700,000	$0.815	13,400,000
Equity compensation plans not approved by stockholders	—	—	—

Total	700,000	$0.815	13,400,000

GRANTS OF PLAN-BASED AWARDS

        The following table presents information regarding grants of plan-based awards for our Named Officers during the fiscal year ended December 31, 2013.

														Grant Date Fair Value of Stock and Option Awards ($)
											All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
				Estimated Future Payments Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Approval Date		Threshold ($)	Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)			(c)	(d)		(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Dov Charney	3/8/13	3/12/14		—	1,248,000	(1)	—	—	—	—	—	—	—	—
John J. Luttrell	3/8/13	3/12/14		—	324,480	(2)	—	—	—	—	—	—	—	—
	3/8/13	3/8/13	(3)	—	—		—	—	—	—	270,000	—	—	480,600
Martin Bailey	3/8/13	3/12/14		—	180,000	(4)	—	—	—	—	—	—	—	—
Glenn A. Weinman	3/8/13	3/12/14		—	304,200	(5)	—	—	—	—	—	—	—	—
	3/8/13	3/8/13	(3)	—	—		—	—	—	—	60,000	—	—	106,800
Adrian Taylor	3/8/13	3/12/14		—	178,620	(6)	—	—	—	—	—	—	—	—
	3/8/13	3/8/13	(3)	—	—		—	—	—	—	40,000	—	—	71,200

(1)
Actual bonus payment approved by the Compensation Committee of the Board of Directors on March 12, 2014 for the performance period from January 1, 2013 through December 31, 2013 was $216,234.

(2)
Actual bonus payment approved by the Compensation Committee of the Board of Directors on March 12, 2014 for the performance period from January 1, 2013 through December 31, 2013 was $47,546.

(3)
Awards of restricted stock under the Company's 2011 Omnibus Stock Incentive Plan, vesting as to one-third of the respective total amounts on each of March 1, 2014, 2015 and 2016.

(4)
Actual bonus payment approved by the Compensation Committee of the Board of Directors on March 12, 2014 for the performance period from January 1, 2013 through December 31, 2013 was $40,000.

(5)
Actual bonus payment approved by the Compensation Committee of the Board of Directors on March 12, 2014 for the performance period from January 1, 2013 through December 31, 2013 was $44,574.

(6)
Actual bonus payment approved by the Compensation Committee of the Board of Directors on March 12, 2014 for the performance period from January 1, 2013 through December 31, 2013 was $26,173.

Stock Options and Other Equity Awards

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        The table below provides information about outstanding equity awards of each of our Named Officers during the fiscal year ended December 31, 2013.

OPTION AWARDS

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($/Sh)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Dov Charney	—	—	—	—	—
John J. Luttrell(1)	525,000	175,000	—	$0.815	10/10/21
Martin Bailey	—	—	—	—	—
Glenn A. Weinman	—	—	—	—	—
Adrian Taylor	—	—	—	—	—

(1)
Represents the vested and unvested portions of the grant of options to acquire 700,000 shares, with the unvested portion vesting as to 25% of the original grant on January 1, 2014.

STOCK AWARDS

Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(g)		(h)	(i)		(j)
Dov Charney	—		—	25,415,800	(1)	31,261,435
John J. Luttrell	407,500	(2)	501,255	—		—
Martin Bailey	333,333	(3)	410,000	—		—
Glenn A. Weinman	283,000	(4)	348,090	—		—
Adrian Taylor	100,000	(5)	123,000	—		—

(1)
Total amount represents (i) the right to receive 5,000,000 shares, issuable in two installments with respect to 2013 and 2014, upon the satisfaction of certain EBITDA-based performance targets (the "EBITDA Award Shares"), granted pursuant to the employment agreement with Mr. Charney, and (ii) 20,415,800 shares that may be granted pursuant to the Charney Anti-Dilution Provision of the Charney Purchase Agreement as further described in Note 13 to the Company's audited consolidated financial statements included in the Annual Report. As of July 23, 2014, Mr. Charney was not entitled to receive (i) 2,500,000 of the EBITDA Award Shares with respect to fiscal year 2013 and (ii) one-third of the shares under the Charney Anti-Dilution Provision of the Charney Purchase Agreement, with respect to the first measurement period thereunder, although these shares are included in the chart above.

(2)
Unvested share total includes 87,500 shares vesting on January 1, 2014, 115,000 shares vesting on March 1, 2014 and March 1, 2015, and 90,000 shares vesting on March 1, 2016.

(3)
Unvested share total includes 333,333 shares vesting on November 26, 2014.

(4)
Unvested share total includes 16,333 shares vesting on November 26, 2014, 123,333 shares vesting on March 1, 2014, 123,334 shares vesting on March 1, 2015, and 20,000 shares vesting on March 1, 2016.

(5)
Unvested share total includes 33,333 shares vesting on November 26, 2014, 26,666 shares vesting on March 1, 2014, 26,667 shares vesting on March 1, 2015, and 13,334 shares vesting on March 1, 2016. All shares that had not vested prior to March 14, 2014, were forfeited on March 14, 2014, the effective date of Mr. Taylor's resignation.

OPTIONS EXERCISED AND STOCK VESTED

        The table below provides information about stock vested for each of the Named Officers during the fiscal year ended December 31, 2013.

Name	Number of Shares Acquired on Exercise (#)	Value Related on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Dov Charney	—	—	—	—
John J. Luttrell	—	—	112,500	130,875
Martin Bailey	—	—	333,333	400,000
Glenn A. Weinman	—	—	112,999	143,332
Adrian Taylor	—	—	46,666	57,066

Pension Benefits and Nonqualified Defined Contribution Plans

        The Company's Named Officers did not participate in, or otherwise receive any benefits under, any pension or non-qualified defined contribution plans sponsored by the Company during 2013 or any other prior years.

Potential Payments Upon Termination or Change of Control

        In the discussion that follows, payments and other benefits payable upon early termination are set out as if the terminations took place on December 31, 2013. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts which could be paid out to the Named Officers upon their termination. The actual amounts to be paid out can only be determined at the time of such Named Officer's separation from the Company.

        The following are descriptions of potential payments upon termination or change of control with respect to the employment agreements of our executive officers. In the case of Mr. Weinman, who resigned May 16, 2014, a description of his Separation Agreement is provided instead.

Dov Charney, Suspended Chief Executive Officer and Former Chairman of the Board

        Mr. Charney's employment agreement provides that in the event that his employment is terminated (i) by the Company without "cause" or (ii) by Mr. Charney for "good reason," Mr. Charney will be entitled to the following: (1) a pro rata portion of his annual and long term performance bonuses for the year in which he is terminated as if 100% of the performance targets were met, (2) a payment equal to the greater of (x) annual base salary for the remainder of his employment contract or (y) two times the sum of his annual base salary and maximum annual performance bonus, (3) immediate vesting of all equity awards granted to him by the Company (other than the award which may be granted pursuant to his April 1, 2012 employment agreement) and (4) all lock-up restrictions on all of Mr. Charney's stock in the Company will immediately lapse.

        In the event of a change in control, if any payments or benefits due to Mr. Charney in connection with the change in control, including payments as a result of termination of his employment, will be subject to excise taxes as defined in his employment agreement, Mr. Charney will be entitled to a tax gross-up for all effects of the excise taxes. If a change in control had occurred as of December 31, 2013, and Mr. Charney had received the termination lump sum payments described above, he would have been entitled to a tax gross-up payment of up to approximately $17,100,000. This calculation is dependent on prior compensation as defined under applicable sections of the Internal Revenue Code.

        Upon termination of Mr. Charney's employment by the Company with "cause" or due to Mr. Charney's permanent incapacity or death, the Company will pay Mr. Charney any unreimbursed expenses then owed by the Company and all accrued but unpaid wages. Mr. Charney will not be entitled to any other consideration or compensation. As noted above in the section "Certain Relationships And Related Transactions—Relationship with Dov Charney—Termination and Support Agreement," Mr. Charney was notified on June 18, 2014 of the Board's intent to terminate his employment for cause, and pursuant to the terms of the Support Agreement, a Suitability Committee shall determine whether it is appropriate for Mr. Charney to be reinstated as Chief Executive Officer or to serve as an officer or employee of the Company or any of its subsidiaries.

        Had Mr. Charney separated from the Company as of December 31, 2013, as a result of termination without "cause" or resignation for "good reason," he would have been entitled to a payment amounting to $6,240,000 (of which $3,744,000 is attributable to bonuses and $2,496,000 is attributable to salary).

John J. Luttrell, Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer

        Mr. Luttrell's employment agreement as in effect on December 31, 2013 provided that if Mr. Luttrell was terminated without "cause" or if he resigned for "good reason," the Company would pay Mr. Luttrell the following: (a) his base salary accrued through the date of such resignation or termination and, subject to entering into a release, continued payment of Mr. Luttrell's then-current base salary for a period of twelve months (the "Continuation Period"); (b) any bonus earned but not yet paid in respect of any calendar year preceding the year in which such termination or resignation occurs; and (c) any unreimbursed expenses. In addition, in such case, Mr. Luttrell and his eligible dependents would have been entitled to receive, until the earlier of the last day of the Continuation Period and the date Mr. Luttrell was entitled to comparable benefits by a subsequent employer, continued participation in the Company's medical, dental and insurance plans and arrangements. If the Company elected not to extend Mr. Luttrell's term of employment, then unless Mr. Luttrell's employment had been earlier terminated, Mr. Luttrell's employment would have been deemed to terminate at the end of the applicable term and the Company would have paid Mr. Luttrell the amounts set forth in clauses (a) through (c) above in this paragraph.

        If Mr. Luttrell's employment terminated by reason of his death or disability, or if he was terminated for "cause" or if he resigned without "good reason" (as these terms are defined in the employment agreement), the Company would have paid him (a) his base salary accrued through the date of such resignation or termination; (b) any unreimbursed expenses; and (c) only in the case of a termination because of his death or disability, (x) any bonus earned but not yet paid in respect of any calendar year preceding the year in which such termination of employment occurred and (y) a prorated amount of his target annual performance bonus, if any, for the calendar year in which such termination of employment occurred.

        Had Mr. Luttrell separated from the Company as of December 31, 2013, as a result of termination without "cause" or resignation for "good reason," he would have been entitled to a payment amounting to

$432,640 plus health insurance benefits of $467 per month, for a period of 12 months after separation, or until comparable benefits were obtained from a new employer.

Glenn A. Weinman, Former Executive Vice President, General Counsel and Secretary

        As described in "Description of Employment Agreements," on May 16, 2014 the Company and Mr. Weinman entered into the Separation Agreement, pursuant to which Mr. Weinman resigned from his positions at the Company effective May 16, 2014.

        The Separation Agreement provides that Mr. Weinman will receive, among other things from the Company, (i) continued payment of his annual base salary at the rate of $413,712 per annum, minus applicable payroll taxes and withholdings, payable over the course of the twelve-month period immediately following the Separation Date in accordance with the Company's usual payroll practices, (ii) a targeted bonus for fiscal 2014 of $310,284 minus applicable payroll taxes and withholdings, payable at the same time and in the same manner as bonuses are paid to participants in the applicable bonus plan, but in no event later than March 31, 2015, (iii) a targeted bonus for the period of January 1, 2015 through May 15, 2015 of $114,763 payable at the same time and in the same manner as bonuses are paid to participants in the applicable bonus plan, but in no event later than March 31, 2016, and (iv) continued participation in the Company's medical, dental and insurance plans and arrangements, on the same terms and conditions as are in effect immediately prior to the Separation Date, for up to twelve months following the Separation Date. In addition, all equity awards previously granted to Mr. Weinman by the Company shall be exercisable as provided in the applicable award agreement for a termination without Cause as defined in his employment agreement. The Separation Agreement also contains undertakings by Mr. Weinman relating to the protection of the Company's confidential information and contains other standard provisions.

American Apparel, Inc. Severance Plan

        On July 21, 2014, the Compensation Committee adopted the American Apparel, Inc. Severance Plan for the benefit of certain employees of the Company, including Martin Bailey, who is a named executive officer. The severance plan provides a number of months of salary continuation and COBRA reimbursement for participants (twelve months in the case of Mr. Bailey), as well as full vesting of equity awards, on a termination without cause or resignation for good reason, each as defined in the severance plan.

OTHER INFORMATION

        The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC's website at www.sec.gov.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN APPAREL, INC.
By:	/s/ John J. Luttrell
Name:	John J. Luttrell
Title:	Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer

Dated: July 23, 2014

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GENERAL
VOTING SECURITIES OF THE COMPANY
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
BOARD AND OFFICER APPOINTMENTS
DIRECTORS AND EXECUTIVE OFFICERS
TERM OF OFFICE
CERTAIN LEGAL PROCEEDINGS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
DIRECTOR INDEPENDENCE
COMMITTEES OF THE BOARD OF DIRECTORS
CONSIDERATION OF DIRECTOR NOMINEES
STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
MEETINGS OF DIRECTORS
BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT
PROCESSES AND PROCEDURES FOR DETERMINATION OF EXECUTIVE AND DIRECTOR COMPENSATION
COMPENSATION OF DIRECTORS
DIRECTOR COMPENSATION—FISCAL 2013
DIRECTOR COMPENSATION IN CONNECTION WITH RECENT EVENTS
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SUMMARY COMPENSATION TABLE
EQUITY COMPENSATION PLAN INFORMATION AS OF THE FISCAL YEAR ENDED DECEMBER 31, 2013
GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS
STOCK AWARDS
OPTIONS EXERCISED AND STOCK VESTED
OTHER INFORMATION
SIGNATURE